UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 000-09908

TOMI ENVIRONMENTAL SOLUTIONS, INC.

(Exact name of registrant as specified in its charter)

FLORIDA	59-1947988
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8430 Spires Way Frederick, Maryland	21701
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (800) 525-1698

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	TOMZ	The Nasdaq Capital Market

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller Reporting Company	☒
		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the common stock held by non-affiliates of the registrant was approximately $10,235,000, based upon the closing price of the registrant's common stock as reported on the Nasdaq Capital Market on such date.

As of March 7, 2023, the registrant had 19,823,955 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

TOMI ENVIRONMENTAL SOLUTIONS, INC.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and we intend that such forward-looking statements be subject to the safe harbors created thereby. For this purpose, any statements contained in this Annual Report on Form 10-K, except for historical information, may be deemed to be forward-looking statements. You can generally identify forward-looking statements as statements containing the words "will," "would," "believe," "expect," "estimate," "anticipate," "intend," "assume," "can," "could," "plan," "predict," "should" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to projections of our future financial performance, trends in our businesses, or other characterizations of future events or circumstances are forward-looking statements.

The forward-looking statements included herein are based on current expectations of our management based on available information and involve a number of risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond our control. As such, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that could affect our performance and cause results to differ materially from management's expectations are described in the section entitled "Risk Factors," Item 1A of this Annual Report on Form 10-K. These factors include: our history of losses that may prevent us from achieving profitability in the future; our lack of long-term customer contracts and our inability to rely on our sales history or backlog as an indicator of our future sales; that we are subject to a variety or risks associated with doing business internationally; our success in business depends on our ability to adequately protect our intellectual property; and that our stock price is volatile and there is a limited market for our shares.

Readers should carefully review "Risk Factors", as well as the additional risks described in other documents we file from time to time with the Securities and Exchange Commission. In light of the significant risks and uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that such results will be achieved, and readers are cautioned not to place undue reliance on such forward-looking information. Except as required by law, we undertake no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

Item 1. BUSINESS

Overview

TOMI Environmental Solutions, Inc. ("TOMI", "we" and "our") is a global bacteria decontamination and infectious disease control company, providing environmental solutions for indoor air and surface decontamination through the manufacturing, sales, service and licensing of our SteraMist® brand of products, including SteraMist® BIT™, a low percentage (7.8%) hydrogen peroxide-based fog or mist that uses Binary Ionization Technology ("BIT™"). Our solution and process are environmentally friendly as the only by-product from our decontamination process is oxygen and humidity. Our solution is organic and is listed in Canada as a sustainably a green product with no carbon footprint. Most of our competitors in the disinfection space leave significant by-products and are corrosive. SteraMist is not corrosive, and it does not damage equipment or facilities.

Our SteraMist® is a patented technology that produces ionized Hydrogen Peroxide ("iHP™") using cold plasma science created under a grant by the United States Defense Advanced Research Projects Agency ("DARPA"). Our Environmental Protection Agency ("EPA") registered BIT™ Solution is composed of a low concentration of hydrogen peroxide converted to iHP™ after passing the trade secret blended solution including its sole active ingredient of 7.8% hydrogen peroxide through an atmospheric cold plasma arc. The newly formed iHP™ fog and mist consists of submicron's to 3-micron radical particles that are carried throughout the treatment area in a fog or mist moving with the same velocity and characteristics of a gas. This allows the ionized hydrogen peroxide fog or mist to affect all surfaces and air space throughout the targeted treatment area, over, above and beyond the ability of a manual cleaning processes. iHP™ damages pathogenic organisms through the oxidation of proteins, carbohydrates, and lipids. SteraMist® no-touch disinfection and or decontamination treat areas mechanically, causing cellular disruptions and/or dysfunctions resulting in a 6-log (99.9999%) and greater kill or inactivation of all pathogens in the treatment area. This is a science that the world needs to follow. This simple and effective process takes 7.8 % hydrogen peroxide and under pressure pushes the liquid through a nozzle in which the stream is met by an atmospheric cold plasma arc which converts the hydrogen peroxide into a plasma created hydroxyl radical with 6-log and greater kill. This is a duplication of what occurs in atmospheric chemistry and the only by-product is oxygen and humidity. The world needs to thank, Titan Defense, DARPA and of course nature for the science behind our technology!

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Under the Federal Insecticide, Fungicide, and Rodenticide Act ("FIFRA"), we are required to register with the EPA and certain state regulatory authorities as a seller of disinfectants. In June 2015, SteraMist® BIT™ was registered with the EPA as a hospital-healthcare disinfectant and general broad-spectrum surface disinfectant for use as a misting/fogging agent. SteraMist® BIT™ now holds EPA registrations (# 90150-2) for mold control, and air and surface remediation (# 90150-1). In February 2016, we expanded our label with the EPA to include Clostridium difficile Spores and MRSA, as well as the influenza (Avian) virus h1n1, which we believe has better positioned us to penetrate all industries including the biodefense and healthcare industry. In August 2017, our EPA label was further expanded to include efficacy against Salmonella and Norovirus. As of January 27, 2017, our technology is one of 53 of the EPA's "Registered Antimicrobial Products Effective against Clostridium difficile Spores", as published on the EPA's K List. Further, in December 2017, SteraMist® was included in the EPA's list G (Norovirus), L (Ebola) and M (Avian Flu). In March 2020, our EPA label was further amended to include Emerging Viral Pathogens claims, thus meeting the criteria against Enveloped viruses and Large Non-enveloped viruses and included on List N (Emerging Viral Pathogens including SARS-CoV-2). In 2021, the EPA granted SteraMist® BIT™ 0.35% hydrogen peroxide – EPA registration number 90150-3. On June 2, 2022, SteraMist was included on the EPA's List Q for the use of its BIT solution to help fight the spread of rare or novel viruses such as Monkeypox virus, SARS-CoV-2 and its variants that causes COVID-19.

SteraMist® BIT™ brings to the world a mechanical and automated method of cleaning using a game-changing technology and EPA registered Hospital-HealthCare disinfectant providing an upgrade to existing disinfecting and cleaning protocols while limiting liability in a facility when it comes to resistant infectious pathogens. We maintain this registration in all fifty (50) states, Washington DC, Canada, and approximately forty (40) other countries receive our product.

Our Technology

BIT™ was initially developed in response to Amerithrax, the weaponized anthrax spore attacks that occurred in Washington, D.C. shortly after the September 11, 2001 U.S. terrorist attacks. BIT™ is a patented process that aerosolizes and activates a low concentration hydrogen peroxide solution, producing a fine aqueous mist (0.3-3 um in diameter) that contains a high concentration of Reactive Oxidative Species ("ROS"), mostly hydroxyl radicals ("OH"). ROS cause damage to pathogenic and resistant organisms, such as bacteria, bacteria spores, viruses, mold spores, other fungi and yeast, via oxidation of proteins carbohydrates, lipids and rendering the building blocks of nature's amino acids, DNA and RNA inactive - leading to cellular death, disruption and/or dysfunction.

Testing detailed by DARPA demonstrated these hydroxyl radicals aggressively break the double bonds and other bonds in bacteria, bacterial spores, fungi, fungus spores, viruses and certain biological and chemical warfare agents and neutralize their threat while producing nontoxic by-products. The unique alteration of the chemistry of our solution occurs after our EPA-registered solution passes through an atmospheric cold plasma arc, which causes the breaking of the double bond of a hydrogen peroxide molecule, the net result - our ·OH hydroxyl radical. This hydroxyl radical is known as iHP™. This patented process allows these hydroxyl radicals to exist in high concentrations without rapidly recombining and losing their reactivity, while seeking to attach with any and all surfaces within the proximity of TOMI's mist.

The sole active ingredient of BIT™ is a low percentage (7.8%) Hydrogen Peroxide and is represented by the TOMI™ SteraMist® brand of products. Our technology produces a germ-killing aerosol that moves throughout a space like a gas. Our technology is able to efficiently and effectively kill pathogenic and resistant organisms in the air and on the surfaces without damaging delicate equipment or computers, and the only by-product is oxygen and water in the form of humidity.

Each and every SteraMist® product utilizes the innovative and easy-to-use power of Binary Ionization Technology which is designed to be easily incorporated into any industry's current cleaning procedures. No wipe, no rinse, no residue, non-corrosive, high level efficacy, quick turnaround time, superior material compatibility (spray direct on sensitive equipment), and a submicron particle allows the mist/fog to reach every area being treated regardless of what is in the space.

SteraMist® is being used throughout the world and has been demonstrated to reduce certain resistant problem organisms, such as bacterial spores, Vancomycin-resistant Enterococcus ("VRE"), Clostridium *difficile*, Middle East Respiratory Syndrome ("MERS"), Ebola ("Ebola") and SARS CoV-2 the virus that causes COVID. In U.S. hospitals where SteraMist® is being used for terminal cleaning, evidence has demonstrated a reduction of Clostridium *difficile* spore rates. SteraMist® has reduced outbreaks of nosocomial MDRO's (Klebsiella *pneumoniae*, AB, pseudomonas *aeruginosa*) at large hospital to small clinics and has contributed to the control of MERS, Ebola and COVID throughout the world.

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Although our technology was developed to combat the hardest to kill pathogens and neutralize the most difficult chemical agents, our products and services have been used by our customers who are fighting at the front lines of combating the COVID-19 pandemic, especially from early 2020 to 2021. As the COVID-19 pandemic gradually subsided, our customers continue to use our products in new general cleaning protocols due to the impact of the COVID-19 pandemic.

Our technology passed a sanctioned test showing six-log reduction against Geobacillus *stearothermophilus*. Geobacillus *stearothermophilus* is the laboratory testing gold standard and is commonly used as a challenge organism for sterilization validation studies and periodic check of sterilization cycles. BIT™ has also been shown to effectively decontaminate weaponized biological agents, including weaponized anthrax, chemical agents such as VX (an extremely toxic organophosphate) and sulfur mustard (otherwise known as mustard gas) when applied using properly developed international protocols.

SteraMist® products are fully validated or are in the final process of completion to comply with good manufacturing practice standards, have received Conformité Européene ("CE") marks in the European Economic Area ("EEA") and are approved by Underwriters Laboratory ("UL"). Our solution is manufactured at an EPA-registered solution blender and our product performance is supported by good laboratory practice efficacy data for Staphylococcus *aureus*, Pseudomonas *aeruginosa*, Salmonella, Norovirus, SARS CoV-2, mold spores, MRSA, h1n1, Geobacillus *stearothermophilus* and Clostridium *difficile* spores.

Our Products and Services

SteraPak®

SteraPak® is our most affordable and portable SteraMist system yet. The all-in-one SteraPak® places the SteraMist® technology onto the technicians back, delivering premium disinfection utilizing a rechargeable battery and cordless operation. Comfortable to use, easy to operate, and has AC and DC power functionality ensuring compatibility in all countries. The SteraPak® is sold with a case of BIT Solution of eight (8) 32-ounce bottles. The single applicator Pak enables disinfection of all surfaces, including high touch, sensitive equipment, and electronics. An application time of only five seconds per square foot with no wet contact time allows for safe re-entering of the space within minutes after application.



SteraMist® Surface Unit

Our SteraMist® Surface Unit is a fully portable, handheld, point and spray disinfection/decontamination system intended to provide quick turnover of any affected space. The single applicator unit enables disinfection of all surfaces, including high touch, sensitive equipment and electronics. An application time of only five seconds per square foot with no wet contact time allows for safe re-entering of the space within minutes after application.

Our SteraMist® Surface Unit is lightweight, easy to transport and capable of achieving reliable disinfection/decontamination results, as it is easily incorporated into existing cleaning procedures and protocols. The SteraMist® Surface Unit does not require heating, ventilation or air conditioning systems to be shut down. Further, its touchless application (no wipe, no rinse) reduces risk of cross-contamination between treated surfaces.



SteraMist® Environment System

Our SteraMist® Environment System is a transportable, remotely controlled system that provides complete room disinfection/decontamination of a sealed space up to 103.8 m^3 (3,663 ft^3) in just under 45 minutes (application and dwell time). Individually, each remote applicator can be used to treat a space of approximately 34.6 m^3 (1,221 ft^3). Injection times are based on individual room size and number of applicators. Multiple systems can be used simultaneously to accommodate larger or multiple spaces with fast application and minimal down time. Our hybrid technology applicators can be used in both manual and/or fogging modes.

Our SteraMist® Environment System features additional programmable and printable features in PDF format. Other key features include lot # of BIT™ Solution, location identifier, injection/dwell/aeration times, and error notifications. These features are required for many Life Science facilities.



Table of Contents

The SteraMist®-Total Disinfection Cart

The Total Disinfection Cart was designed with input of public healthcare facilities EVS (Environmental Service) teams using our equipment for the SHIELD study that TOMI was participating in. The cart houses our Surface Unit, a portable H_2O_2 monitor, Carbon Air Scrubber, Respiratory Protection System with positive pressure air flow, storage hooks, and a sign notifying the room is being treated. Included with the Cart is a custom ICU 55-minute terminal cleaning protocol.



SteraMist® Select Surface Unit

Our Select Unit was designed to meet the needs of our customers who have smaller enclosures that require decontamination. This unit is lightweight and easy to transport with the added ability to function between a lower flow operation and standard operation, such as the SteraMist® Surface Unit. The user can adjust air flow, pump fluid flow, set the programmable timer for automatic runs, modify spray/dwell times and the number of treatment cycles along with being equipped with start and stop buttons. It is ideal for the decontamination of Biosafety cabinets, Laminar flow cabinets, Isolators and other small and medium size laboratory and research equipment.



Stainless Steel 90 Degree Applicator

TOMI's standard applicator was converted to a 90 degree and manufactured using 316 stainless steel, the ideal applicator to accompany the Select Surface Unit, affording many 90-degree build-in opportunities. This applicator is purchased with a flange for ease of installation either permanently or semi-permanently.



iHP™ *Plasma Decontamination Chamber*

Our patented cold plasma technology can be integrated with a chamber or cage washer by leading manufacturers. Current examples are BetterBuilt, Allentown and Coy Lab. Our custom generator/chamber is built into a stainless-steel single door panel and is permanently mounted next to the chamber or washer, while a SteraMist® Applicator or 90 Degree Applicator is permanently or semi-permanently mounted in the enclosure. This SteraMist® product line includes but is not limited to an internally mounted air compressor, regulator for air pressure adjustment, E-stop button, lever power switch, data logging functions, and multiple dry contract outputs determined by the needs of the customer.



SteraMist® *Custom Engineered System (CES)*

The SteraMist® permanent installation is perfect for any room that requires routine automated decontamination. The CES is an automated system that is installed and plumbed utilizing the facilities' existing HVAC system. This involves permanently installing SteraMist® applicators within the designated space to achieve maximum results. The generator and Programmable Logic Control ("PLC") are housed in a National Electrical Manufacturers Association ("NEMA") enclosure in a central remote location. The entire system can be developed for multiple rooms and various specifications, controlled remotely through the NEMA interface. The status of the decontamination cycle is monitored with indicators and can be integrated into a Supervisory Control and Data Acquisition ("SCADA") monitoring board. The system is now available with a scale to measure the use of BIT Solution for a customer's ease of reordering our consumable and comes in a variety of drum sizes. In addition, this product includes a new upgrade of 90-degree rotating applicators providing even faster equal dispersion of the iHP™ fog.



iHP™ *Corporate Service Decontamination*

TOMI offers full room, equipment, facility, and emergency disinfection and decontamination services by certified SteraMist technicians. Our goal is to give our customers a fully tailored service that provides quality control by reducing bioburden and eliminate the potential for costly microbial contamination in the Life Sciences and Food Safety industries. Single and routine services are provided to TOMI customers to coincide with maintenance, mandatory facility shutdowns, or to control a specific threat. SteraMist technicians provide an efficient 4-step facility disinfection decontamination: site review, protocol generation, deployment and service, and post-treatment reporting.



Industries & Market Segments

Our SteraMist® products are designed to address a wide spectrum of industries using iHP™. Our operations consist of five main divisions based on our current target industries: Hospital-HealthCare, Life Sciences, TOMI Service Network ("TSN"), Food Safety, and Commercial.

We continue to offer our customers a wide range of innovative mobile products designed to be easily incorporated into their existing disinfection and decontamination procedures and protocols. Our newly released SteraPak, among other product lines will allow us to progress further into market share, specifically for our Life Science, Hospital-HealthCare, TSN, and Commercial divisions. Additionally, we offer integrated facility equipment installations known as Custom Engineered Systems ("CES"), routine & emergency iHP Corporate Service, essential training packages, validations and qualifications, and onsite performance maintenance requests.

Each of these are structured to address the unique disinfection and decontamination needs of our customers worldwide regardless of industry requiring or requesting SteraMist® disinfection decontamination.

A brief overview of the target industries is presented below:

Life Sciences

The SteraMist® Environment System, CES, the SteraMist® Select Surface Unit (Plus), SteraBox, 90 Degree Applicator and our iHP™ Corporate Service Division, are designed to be tailored to provide a complete solution to address the regulatory inspections of disinfecting/decontaminating and Installation Qualification (IQ)-Operational Qualification (OQ)–Performance Qualification (PQ) validation processes within the life sciences industry.

Long term, ongoing projects and validations continue to be a focus and lead to proposals and interest for our CES permanent decontamination room. As these are longer lead-time sales and manufactured upon order that can take months to design, procure, assemble, and implement, we expect installations to have material impact to our results in 2023 and 2024.

TOMI's iHP service department continues to grow with new and existing customers in several divisions. In the life science sector, TOMI's iHP service department has kept its relationships with large pharmaceuticals (Pfizer/ThermoFisher) as well as adding several smaller life science companies (ForDoz/Lonza) to a regular decontamination schedule. In addition to these productions' facilities, TOMI has treated four BSL-3 research laboratories in all parts of the country within the last two months (UNM/UNC/Bioqual/Scripps). The food safety department steadily gains traction as several plant/produce companies have expressed interest as new and emerging bacteria, toxins, and fungi hamper production. Finally, the commercial division is a stable source of revenue for TOMI and its service network as many public facilities are feeling the effects of Hurricane Ian.

For 2023 and beyond, TOMI expects growth in SteraMist CES bids and the manufacturing and implementation of these fully automated decontamination systems. The installed CES will also result in increased solution sales for Life Sciences as the CES's are used at regular intervals. The first CES system was completed in 2016 for Dana Farber Cancer Institute, as Dana Farber was designing a new vivarium and had the opportunity to integrate several new technologies to advance overall efficiency, quality, and design. One such technology was the use of our iHP decontamination. TOMI's CES is an automated system that can be fully integrated into any company's infrastructure, enabling decontamination, without burdening manual use and with the collaboration of current premier customers and partners, TOMI has further perfected the system. The CES eliminates issues such as human error, guarantees accuracy that is unmatched by competitors, and decreases a client's labor cost and downtime, and in a short time the CES may make up a majority of TOMI's revenue. Since its launch, SteraMist's CES has become a leading solution to growing customer demands.

Hospital-Healthcare

The SteraMist® line of products, specifically the SteraMist® Surface Unit and SteraMist® Total Disinfection Cart, are our main solutions to aid our Hospital-HealthCare customers in providing high quality of safety to their patients and personnel by disinfecting operating rooms, pharmacies, ambulances, and emergency environments throughout a healthcare facility. TOMI's latest product, the SteraPak®, further assists healthcare communities with an easy-to-use, cordless disinfection solution, creating a more mobile solution. Our customers that have successfully adopted our technology in Hospital-Healthcare facilities, have recurring revenue and reorder rates of our BIT™ Solution. We plan to continue to expand our marketing, advertising and educational campaigns targeted at the Hospital-Healthcare marketing to grow our customer base and increase adoption of our SteraMist® line of products.

Our team of technicians and representatives train, maintain, and service capital equipment throughout the world for our Hospital-HealthCare customers. As our Training and Implementation department expands, we expect continued growth and purchases in our Hospital-HealthCare division. TOMI provides protocol development and implementation of SteraMist® as it is critical in the healthcare setting, including pandemic preparedness.

TOMI anticipates expansion of current HealthCare customers to follow the model of Gila River Health Care. Gila River is one of TOMI's largest Healthcare customers owning a total of fourteen (14) Surface Units and eight (8) SteraPak's. The Gila River Indian Community (GRIC) is an Indian reservation in Arizona that is made up of seven (7) districts and is home to the Akimel O'oodham (Pima) and the Pee-Posh (Maricopa) tribes. Gila River Health Care, a premier Native American healthcare system, provides high quality patient care, delivering a wide variety of medical services such as general surgery, dental, and emergency medicine, as well as associated health services such as pharmacy and laboratory operations, skilled nursing, rehabilitation, and medical transport.

Food Safety

New challenges to food safety will continue to emerge, largely because of changes in our food production, food supply, storage complexities, transportation delays, including more imported foods. Changes in the environment leads to food contamination, new and emergent bacteria, toxins, and antimicrobial resistance. Food Safety presents an opportunity for significant growth for TOMI with continued product research and compliance testing.

The food safety industry in North America is under closer scrutiny with the implementation and enforcement of new and established guidelines. SteraMist® aerosolizing cold plasma technology is an effective decontaminant in the food safety industry. SteraMist can assist in compliance with the newly established Food Safety Modernization Act guidelines set in place by the FDA, as well as the Safe Food for Canadians Act and Safe Food for Canadians Regulations in Canada. Today's Geopolitical aspects of farming and ranching has created an extra layer of concern for the protection of our global limited food supply including food transportation.

TOMI continues to work with premium companies in testing and validating SteraMist® technology in the Food Safety and seed industries. In 2022, we made progress in enhancing brand awareness in the food safety industry by promoting and marketing this division. We are receiving an increase in inquiries within the Food Safety division directly from these efforts.

Every day there are news articles around the world pertaining to the contamination of food supply. Unsafe food containing harmful bacteria, viruses, parasites, or chemical substances causes more than 200 diseases, ranging from diarrhea to cancers. It also creates a vicious cycle of disease and malnutrition, particularly affecting infants, young children, elderly and the sick. With the global population explosion, severe worldwide avian flu pandemics resulting in the unnecessary culling of bird flocks, unusually high accidents resulting in the destruction of over 30 storages, packing and processing food plants, in the U.S. alone, we anticipate an increase in the demand for a mechanical way to disinfect our food supply. TOMI has, in cooperation with the USDA, demonstrated that our technology offers a consistent, quick, and effective alternative to the traditional, decade's old chemical disinfection process.

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SteraMist will deliver more consistent and quicker results in all areas of our food supply–From Farm to Market, Processing to Packaging, and Storage to Delivery. We are currently pursuing all these avenues. Continued testing and market demand coupled with our new BIT™ 0.35% hydrogen peroxide label will make pursuing these opportunities successful. In addition, our solution and process are environmentally friendly in that the by-product of SteraMist is only oxygen and water in the form of humidity. We have our solution listed on OMRI and labeled as organic. Most disinfectants leave residue on equipment, furniture, objects, and foods. SteraMist does not leave any chemical residue on any surface. We have a very low carbon footprint, if any, just oxygen and humidity. SteraMist is the perfect product for the global current issues in food safety. We are told we consume too much food, we produced too little food, and our farming screws up the environment, SteraMist is ready to assist in the defense of our food industry for whatever their needs are.

TOMI Service Network

The TOMI Service Network, or TSN, is an expansive network consisting of professionals throughout North America who are exclusively licensed and trained to use the SteraMist® products. With the purchase of SteraMist and joining TSN, TOMI trains and services a wide array of professional remediation companies in the use of SteraMist® throughout the TSN division. TSN allows for increased accessibility and brand awareness of iHP® services to facilities in need of local routine and emergency disinfection and decontamination.

The TOMI Service Network ("TSN") division is addressing the cleaning protocols that have changed permanently due to the COVID-19 pandemic, and our network is expected to play a significant role in facilitating and maintaining these protocols throughout the United States and Canada. The urgency for emergency disinfection services is starting to pick up due to employees returning to work and the increasing number of contagious variants becoming more of a world concern. Our education and support of such services that TOMI personnel provide to our members creates an advantage by maintaining strong business relationships while they service thousands of SteraMist® customers, and the world returns to the new normal which will always focus on emerging pathogens.

Our SteraPak® release is an important factor for this market that we will increase the new member onboarding. Current members are showing interest in purchasing the SteraPak® to expand their current SteraMist® offerings.

Commercial

Our Commercial division includes but is not limited to use sites such as aviation, airports, police and fire, prisons, manufacturing companies, automobile, military, cruise ships, shipping ports, preschool education, primary and secondary schools, colleges including dormitories, all modes of public and private transportation, regulatory consulting agencies, retail, housing and recreation, and of course emergency preparedness for counties and cities to use SteraMist® throughout their community.

The Surface unit and SteraPak® is a popular product for this division because customers are looking for a more cost-effective solution compared to the current disinfectants on the market. As quick and mobile disinfection solution is preferred in this industry, we believe that our surface unit along with the SteraPak® will generate customer interest and create sales opportunities. Currently our customers are purchasing our products in all of our divisions to provide quick disinfection throughout various sites in their facilities.

INFORMATION WITH RESPECT TO OUR BUSINESS IN GENERAL

Manufacturing

We outsource the manufacturing and blending of our SteraMist® line of equipment and BIT™ Solution. Our SteraMist® equipment is manufactured by ISO9001 registered companies with multiple facilities in Pennsylvania, New York, New Jersey, North Carolina, California, and Australia.

Our solution is blended by an EPA approved blender; our blend includes one (1) sole active ingredient, 7.8% Hydrogen Peroxide.

TOMI maintains ownership of all the SteraMist® product lines, including our BIT™ Solution. Neither our manufacturer nor chemical blender may make modifications to the manufacturing or blending of our products without our request or consent in written format. TOMI maintains all creative control throughout the design and manufacturing process, which includes research & development through final product fabrication.

Intellectual Property

Our success depends in part upon our ability to obtain and maintain proprietary protection for our products and technologies. We protect our technology and products by, among other means, obtaining United States and foreign patents. There can be no assurance, however, that any patent will provide adequate protection for the technology, system, product, service or process it covers. In addition, the process of obtaining and protecting patents can be long and expensive. We also rely upon trade secrets, technical know-how, and continuing technological innovation to develop and maintain our competitive position.

As part of our intellectual property protection strategy, we have registered our BIT™ solution with the EPA, all fifty (50) states in the United States, and multiple countries worldwide. We have received or are in the process of receiving Conformité Européene ("CE") marks in the European Economic Area ("EEA") and are approved by Underwriters Laboratory ("UL").

Our portfolio includes more than twenty (20) Utility Patent applications worldwide which expire at various dates through the year 2042 for both method and system claims on SteraMist® BIT™, either published or undergoing prosecution. We continue to pursue further claims to additional capabilities in on-going United States and worldwide patent applications. We have obtained two related United States utility patents giving us protection of our technology until the year 2038. We have obtained utility patents for our technologies in diverse countries such as Brazil, Japan, Korea, Israel, Australia, Taiwan, Canada, Mexico, and, currently pending, in Europe and Singapore, and continue to pursue protections all over the world.

We have submitted utility patent applications in multiple countries, including Europe, China, Brazil, Korea and Australia for further additional applications of SteraMist BIT, and a related application has already been determined novel and inventive in Taiwan, Japan, and Singapore. We have been awarded a design patent on our surface-mounted applicator device in the United States, China, Japan, Taiwan, and Korea. We have filed and have been granted or have pending acceptance on thirty-two (32) separate design patents for our: Decontamination Chamber(s), Decontamination Applicator, Decontamination Cart, Applicator, and Surface Mounted Applicator 90-Degree Device. These patents are published around the world, including but not limited to United States, China, Hong Kong, Europe, United Kingdom, Singapore, Taiwan, Vietnam, Canada, South Korea, and Japan. We are also pursuing IP protection for further applications of our SteraMist BIT in diverse fields in multiple jurisdictions, such as food decontamination and, as the initial DARPA grant proved the application of iHP for the protection of buildings post outbreak or after a biological attack. With worldwide attention on the etiology of SARs CoV2 coming from a lab leak, attention on the prevention and control of a leak or mishap should be on the mind of all the biological labs managers around the world. The fact that iHP and our BIT platform can be incorporated in a new or existing buildings to create an "immune building" should assist in further lab applications of SteraMist in the biosecurity industry in the future

Our products are sold around the world under various brand names and trademarks. We consider our brand names and trademarks to be valuable in the marketing of our products. As of today, we have over two hundred trademarks, (word and/or logo) registered or pending across the globe. TOMI registers marks in eight (8) classes of specification of goods and services: Class 1 for Chemicals for Treating Hazardous Waste, Class 5 for Disinfectants, All-Purpose for Hard Surfaces and for Treating Mold, Class 7 for Handheld Power Operated Spraying Machines, Class 11 for Sterilizers for Medical Use and Air Purification, Class 35 for Business Consultation and Management Services, Class 37 for General Disinfecting Services, Class 40 for Chemical Decontamination and Manufacturing Services, and Class 41 for Providing Education Training and information related to biological and bacterial decontamination services.

Marketing and Distribution

Through our brand awareness, marketing, social media presence and sales, our business growth objective is to be the global leader in disinfection and decontamination products sales, services, and manufacturing. We intend to continue to expand and support research and development on other decontamination and remediation solutions and to form more business alliances with strategic partners.

We continue to perform decontamination services within cleanrooms, bio-safety labs including BSL-3 and BSL-4 labs, tissue and blood labs, pharmaceutical labs, vivariums and research universities and we continue to secure additional license agreements with major remediation, construction, forensic clean-up and bio-safety servicing companies. Both of these strategies assist in the brand awareness and use of our suite of products.

We sell our products domestically through our internal sales force, as well as independent sales and manufacturing representatives. Internationally, our products are sold through exclusive and non-exclusive sales representatives and distributors. At the end of September 2021, we on boarded yet another new international partner. Critical Scientific Solutions are specialists in Australia and New Zealand who offer products and solutions to the pharma, biotech, medical device and research sectors. The company was established in 2016 by an executive team who has 30 plus years' experience for clean room products. The TOMI sales team is already working with Critical Scientific who within months has a large opportunity with the Australian Government agency responsible for scientific research.

Competition

The decontamination and environmental infectious disease control industry is intensely competitive and highly regulated. Competition is intense in all five (5) of our divisions and includes many large and small competitors.

Our competitors include companies that market other hydrogen peroxide-based products, such as Steris Corporation ("Steris"), Bioquell, Inc. ("Bioquell") currently owned by Ecolab, Inc. ("Ecolab") and The Clorox Company ("Clorox"), various ultraviolet companies and quad ammonia-chemical companies. During 2021 due to the COVID outbreak, new competitors that manufacture and sell electrostatic sprayers and biostatic protectants, specifically to the commercial industry, entered the market.

We believe our SteraMist® suite of products have a competitive advantage to our competitor's products in that they are quicker and less caustic, provides a six log kill to a wide variety of pathogens and leave no residue or unpleasant odor. However, some of these competitors may have longer operating histories, greater name recognition, larger installed customer bases and substantially greater financial and marketing resources than us.

We believe that the principal factors affecting competition in our markets include name recognition and the ability to receive referrals based on client confidence in the service, and our abilities to discover, develop, market, and innovate, disruptive cost-effective products and services. There are no significant barriers of entry that could keep potential competitors from opening similar facilities. Our ability to compete successfully in the industry will depend, in large part, upon our ability to market and sell our indoor decontamination and infectious disease control products and services. There can be no assurance that we will be able to compete successfully in this industry, or that future competition will not have a material adverse effect on our business, operating results and financial condition.

Competitive Advantages

We believe the SteraMist® technology has many advantages over its competition. Our technology can turn over a space to an end-user far faster than its competition. Our technology requires limited preparation to an area compared to our competitors and does not rely on fans or any outside force to move throughout a space. Our "iHP OH" is the smallest submicron 0.3-3-micron particle that receives a charge and can move around an area like a gas, going above, below, and beyond the hardest to reach areas.

Another key and critical advantage is the technology's superior material compatibility. iHP kills on contact and leaves no dangerous byproducts in the areas being treated. It is important the world is educated and aware of the harsh chemicals that exist on the market, and used with electrostatic sprayers, as they will not ensure proper efficacy on the surface being treated as even if the chemical is EPA registered, it may not be compatible with the sprayer. For example, the sprayer may not be spraying enough of the chemical to kill the virus or the bacteria, in addition to a lot of these harsh chemicals and sprayers are destroying materials and equipment over time, creating a more costly product in the long run. Our low percentage of hydrogen peroxide serves as a competitive advantage with respect to transporting our product by air. Our major hydrogen peroxide competitors have to transport their chemicals by rail, road or sea as the Department of Transportation (DOT) will not allow a product that contains greater than 8% hydrogen peroxide to be transported by air.

Our patented SteraMist technology can treat almost 4,000 cubic feet in 45 minutes with a contact time of only 15 minutes or spray surfaces 5 seconds per square foot with no wet contact time. Our technology has multiple competitive advantages required for disinfection SteraMist is no wipe, no rinse, no residue, non-corrosive, high level efficacy (developed by DARPA for Anthrax spores), quick turnaround time, superior material compatibility (spray direct on sensitive equipment), and our submicron-small micron particles which moves like a gas allows the mist/fog to reach every area being treated regardless of what is in the space.

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In summary, SteraMist® offers the following competitive advantages:

- Provides a 99.9999% or six-log kill and above kill (i.e., the statistical destruction of all microorganisms and their spores) on all challenged pathogens, on multiple surfaces including *Bacillus atrophaeus* spores, *Bacillus subtilis* spores and *Geobacillus stearothermophilus*, the spore that is considered a gold standard for validation of sterilization versus household/industrial cleaners that offer a 99.9% (sanitizing) or three-log kill to 99.99% (disinfection) or four-log kill.
- Easy to use.
- Does not require mixing of materials.
- No Touch.
- No Wipe, No Rinse.
- Does not include silver ions or peracetic acid.
- Leaves no residue.
- Not affected by humidity or temperature.
- Non-corrosive.
- Does not damage medical or electronic equipment.
- By-products converts to water (humidity) and oxygen.

Research & Development

Our research and development efforts focus on improving, extending and applying our proprietary technology in the field of mechanical cleaning and decontamination. Research and development expenses for the years ended December 31, 2022 and 2021, were approximately $352,000 and $573,000, respectively.

Government Regulation

Our business is subject to various degrees of governmental regulation in the countries in which we operate. In the United States, the EPA, the FDA and other governmental authorities regulate the development, manufacture, sale, and distribution of our products and services. Our international operations also are subject to a significant amount of government regulation, including country-specific rules and regulations and U.S. regulations applicable to our international operations. Government regulations include detailed inspection of, and controls over, research and development, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage, and disposal practices. SteraMist with 7.8% Hydrogen peroxide is not subject to stringent government regulations that usually apply to the transporting chemicals We believe that we are currently compliant in all material respects with applicable regulatory requirements. To date, every registration for our technology we have applied for has been accepted.

Employees

As of March 7, 2023, we have thirty (30) full-time executive, operational and administrative employees working within the United States. Most of our sales are conducted by global exclusive distribution agreements or domestically by our internal sales team or independent manufacturing representatives.

Available Information

We make available free of charge on or through our corporate website, https://tomimist.com/, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and all amendments to those filings as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC"). Information contained on our website is not incorporated by reference unless specifically stated therein.

In addition, the SEC maintains a website that contains reports, proxy statements, and other information about issuers, such as TOMI, who file electronically with the SEC. The address of the website is www.sec.gov.

Item 1A. RISK FACTORS.

Our business routinely encounters and attempts to address risks, some of which will cause our future results to differ, sometimes materially, from those originally anticipated. Below, we have described our present view of certain important risks. The risk factors set forth below are not the only risks that we may face or that could adversely affect us. If any of the risks discussed in this Annual Report on Form 10-K actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the trading price of our securities could decline significantly. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in our other filings with the SEC.

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Risk Related to Our Company and Business

We have a history of losses and may not be able to achieve profitability in the future.

We generated a net loss of approximately $2.9 and $4.4 million for the years ended December 31, 2022 and 2021, respectively. We also had an accumulated deficit of $46.4 million as of December 31, 2022. Prior to 2020, we had not generated any profit from our business operations. While we experienced an increase of our revenue and net income in 2020, primarily due to a significant increase of demand for our products as protective measures against the spread of the COVID-19 disease during the pandemic, such demand subsided in 2021 as the pandemic gradually came under control, which caused us to incur a net loss in 2021. In addition, we have been increasing our headcount and expenses to support our continued product development and planned growth, and if demand for our products declines and we are unable to sustain our recent increases in our net income, we may not be able to sustain profitability.

A pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide, including the outbreak of the novel strain of coronavirus disease, COVID-19, could adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs in the United States or worldwide, our business may be adversely affected. In December 2019, a novel strain of coronavirus, SARS-CoV-2, was identified in Wuhan, China. Since then, the SARS-CoV-2 virus, and the resulting disease, COVID-19, has spread to most countries, and had caused the worldwide COVID-19 Pandemic. While the demand for our products generated from the COVID-19 Pandemic has positively impacted our financial position in 2020, it has negatively impacted our operational condition in two divisions by forcing us to implement various policies for the safety of our employees, including "work from home" policies and office social distancing policies, which may lead to lower productivity of our employees and a decrease in the innovation and advancement of our products. Beyond our own policies, numerous state and local jurisdictions have previously imposed, and others in the future may impose, "shelter-in-place" orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19, which negatively affects our operations and potentially the demand for our products and services. However, these challenges will likely continue for the duration of the pandemic, which is uncertain, and may continue to negatively impact our operations.

Other disruptions or potential disruptions include restrictions on the ability of our sales representatives and other personnel to travel and access customers for training and case support; disruptions in our production schedule and ability to manufacture and assemble products; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; business adjustments or disruptions of certain third parties, including suppliers; increase in bad debts due to an adverse impact of the pandemic on our clients' cash flows and resulting decrease in collectability of our account receivables; and additional government requirements or other incremental mitigation efforts that may further impact our or our suppliers' capacity to manufacture our products.

While the potential economic impact brought by, and the duration of any pandemic, epidemic or outbreak of an infectious disease, including COVID-19, may be difficult to assess or predict, the widespread COVID-19 pandemic could further disrupt the global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of an infectious disease, including COVID-19, could materially affect our business for the same reasons.

Rapid growth may strain our internal resources, which would hamper our ability to manage our growth effectively, create operating efficiencies or sustain profitability.

We previously experienced rapid growth in the demand for our products and services in connection with the COVID-19 Pandemic and we may experience such rapid growth in the future, which may strain our financial and operational resources that were established to meet a lower level of demand. Due to such rapid growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel at the pace needed to meet the demand for our products and services. Further, the expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage our growth could delay the execution of our development and strategic objectives or disrupt our operations. Any operational disruptions may take the form of a decrease in the quality of customer service, reporting problems and delays in meeting important deadlines, all of which could result in a loss of market share and other problems that could adversely affect our reputation and financial performance.

Our SteraMist® family of products currently accounts for the majority of our revenue, and our success is almost completely dependent on the success of our SteraMist® brand.

Our SteraMist® family of products is currently our primary product offering, and we are completely dependent on its success. Successfully commercializing products such as ours is a complex and uncertain process. Our commercialization efforts will depend on the efforts of our management and sales team, our third-party manufacturers and suppliers and general economic conditions, among other factors, including the following:

- the effectiveness of our marketing and sales efforts in the United States and internationally;
- our third-party manufacturers and suppliers' ability to manufacture and supply the components of our SteraMist® products in a timely manner, in accordance with our specifications, and in compliance with applicable regulatory requirements, and to remain in good standing with regulatory agencies;
- the availability, perceived advantages, relative cost, relative safety, and relative efficacy of alternative and competing disinfection products;
- our ability to obtain, maintain, and enforce our intellectual property rights in and to our SteraMist® products;
- the emergence of competing technologies and other adverse market developments, and our need to enhance our SteraMist® products and/or develop new products to maintain market share in response to such competing technologies or market developments;
- our ability to raise additional capital on acceptable terms, or at all, if needed to support the commercialization of our SteraMist® products; and
- our ability to achieve and maintain compliance with all regulatory requirements applicable to our SteraMist® products.

We have hired and trained additional sales personnel to account for the increased demand for our products. Despite this growth in sales personnel, we expect that our additional sales force will require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. Furthermore, the use of our products will often require or benefit from direct support from us. If our sales representatives do not achieve the productivity levels, we expect them to reach, our revenue will not grow at the rate we expect, and our financial performance will suffer.

We do not have long-term customer contracts, and our sales history or backlog cannot be relied upon as an indicator of our future sales.

We do not have long-term contracts with any of our customers, and our sales history or backlog cannot be relied upon as a future indicator of our revenues. Our contracts and purchase commitments with customers may be canceled under certain circumstances. As a result, we are exposed to competitive price pressures on every order, and our agreements with customers do not provide assurance of future sales. Our customers are not required to make minimum purchases and may cease purchasing our products at any time without penalty. As such, our unfilled orders and previously completed sales should not be relied on as a measure of anticipated demand or future revenue.

Our agreements with restoration industry specialists are not exclusive, which may allow for our competitors to sell their products and services to such specialists.

Our agreements with restoration industry specialists under our TOMI Service Network program, which allows certain restoration specialists to use and sell our products, are not exclusive. This lack of exclusivity allows our competitors to sell products to the same restoration specialists, which could reduce our sales if our competitors' products are used in lieu of our products. Additionally, the use of our and our competitors' products by a restoration specialist may create market confusion between our products and the products of our competitors, which may adversely affect our brand reputation and business.

Our success depends upon broad market acceptance of our technology that has not yet been achieved in the Hospital-Healthcare market.

Our BIT technology as a Hospital-Healthcare disinfectant is relatively new, having received full Hospital registration for Clostridium *difficile* spores from the EPA in mid-2017. Our sales are dependent upon broad market acceptance of our technology that replaces long-standing failing manual cleaning techniques such as quaternary ammonium compounds and bleach for disinfection, with our no-touch mechanical process. The failure to obtain broad market acceptance inevitably leads to substantially increased lead times for sales until our prospective customers, particularly in the Hospital-Healthcare market, are accustomed to the use of newer mechanical technology. The inability to timely meet our sales goals could adversely affect our financial condition and results of operations.

We are subject to a variety of risks associated with doing business internationally.

We maintain significant international operations, including operations in the U.S., Canada, Mexico, Europe, Asia Pacific and Latin America. As a result, we are subject to a number of risks and complications associated with international manufacturing, sales, services, and other operations. These include: risks associated with currency exchange rate fluctuations; requirements or preferences for domestic products or solutions, which could reduce demand for our products; difficulties in enforcing agreements and collecting receivables through some foreign legal systems; unexpected legal or regulatory changes; enhanced credit risks in certain countries and emerging market regions; significant variations in tax rates among the countries in which we do business, and tax withholding obligations in respect of our earnings; exchange controls or other trade restrictions including, the impact of the COVID-19 Pandemic on our supply chain and the industries in which we operate; customs clearance and shipping delays; general economic and political conditions in countries where we operate or where end users of our products are situated, including the potential implications of the COVID-19 Pandemic; natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, travel, social distancing and quarantine policies, boycotts, curtailment of trade, and other business restrictions affecting our ability to manufacture or sell our products; difficulties associated with managing a large organization spread throughout various countries; difficulties in enforcing intellectual property rights or weaker intellectual property right protections in some countries; and difficulties associated with compliance with a variety of laws and regulations governing international trade.

In late February 2022, Russia launched a large-scale military attack on Ukraine. The invasion significantly amplified already existing geopolitical tensions among Russia, Ukraine, Europe, NATO and the West, including the United States. In response to the military action by Russia, various countries, including the United States, the United Kingdom, and European Union issued broad-ranging economic sanctions against Russia. Such sanctions included, among other things, a prohibition on doing business with certain Russian companies, large financial institutions, officials and oligarchs; a commitment by certain countries and the European Union to remove selected Russian banks from the Society for Worldwide Interbank Financial Telecommunications ("SWIFT"), the electronic banking network that connects banks globally; and restrictive measures to prevent the Russian Central Bank from undermining the impact of the sanctions. Additional sanctions may be imposed in the future. Such sanctions (and any future sanctions) and other actions against Russia may adversely impact, among other things, the Russian economy and various sectors of the economy; result in a decline in the value and liquidity of Russian securities; result in boycotts, tariffs, and purchasing and financing restrictions on Russia's government, companies and certain individuals; weaken the value of the ruble; downgrade the country's credit rating; freeze Russian securities and/or funds invested in prohibited assets and impair the ability to trade in Russian securities and/or other assets; and have other adverse consequences on the Russian government, economy, companies and region. Further, several large corporations and U.S. states have announced plans to divest interests or otherwise curtail business dealings with certain Russian businesses.

The ramifications of the hostilities and sanctions, however, may not be limited to Russia and Russian companies but may spill over to and negatively impact other regional and global economic markets (including Europe and the United States), companies in other countries (particularly those that have done business with Russia) and on various sectors, industries and markets for securities and commodities globally, such as oil and natural gas. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility, cause severe negative effects on regional and global economic markets, industries, and companies and have a negative effect on the Company's performance. In addition, Russia may take retaliatory actions and other countermeasures, including cyberattacks and espionage against other countries and companies around the world, which may negatively impact such countries. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant impact on the Company's performance.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our sales to foreign entities are subject to far reaching and complex export control laws and regulations in the United States and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

Failure to comply with the U.S. Foreign Corrupt Practices Act ("FCPA"), and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences.

Failure to comply with the FCPA, and similar laws associated with our activities outside of the United States could subject us to penalties and other adverse consequences. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit improper payments or offers of payment to foreign governments and political parties for the purpose of obtaining or retaining business. In many foreign countries, particularly in countries with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other applicable laws and regulations. Any violation of the FCPA or other applicable anti-corruption laws could result in severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracting, which could have a material and adverse effect on our reputation, businesses, financial conditions, operating results and cash flows.

Our operations are subject to environmental laws and regulations that may increase costs of operations and impact or limit our business plans.

We are subject to environmental laws and regulations affecting many aspects of our present and potential future operations, including a wide variety of EPA labeling and other state regulatory agency requirements. For example, under the Federal Insecticide, Fungicide, and Rodenticide Act, we are required to register with the EPA and certain state regulatory authorities as a seller of disinfectants, and we are subject to EPA labeling requirements for each use that SteraMist® is intended to address. Compliance with these laws and regulations may result in increased costs and delays as a result of administrative proceedings and certain reporting obligations. Public officials and entities may seek injunctive relief or other remedies to enforce applicable environmental laws and regulations. If we are found to not have complied with these laws and are unable to sell out products, our business and financial results will be negatively impacted.

Our reliance upon third-party contractors, suppliers and manufacturers for the manufacture of our products increases the risk that we will not have sufficient quantities of our products or such quantities at an acceptable cost and reduces our control over the manufacturing process.

We rely upon third parties to supply us with our products. We outsource the manufacturing of our SteraMist® line of equipment to two manufacturing companies and use contract manufacturers to build our BIT-based systems, as we do not maintain our own manufacturing facilities. If we fail to maintain relationships with our current suppliers, we may not be able to effectively commercialize and market our products, due to risks including increased product costs, limited inventory that is not capable of meeting demand and the possible misappropriation of our proprietary information, such as our trade secrets and know-how. Further, as we maintain a limited number of manufacturers for our SteraMist® line of equipment and blenders for our SteraMist® solutions, alternative production facilities may not be available in the event of a disruption, or if alternative production facilities are available, the number of third-party suppliers with the necessary manufacturing and regulatory expertise to produce our products at their current quality level is limited, and it could be expensive and take a significant amount of time to arrange for and qualify alternative suppliers, which could have a material adverse effect on our business. Additionally, supply chain disruptions and access to materials have impacted our suppliers' ability to deliver products to us in a timely manner. In 2021, we saw significant disruptions to key supply chains that caused a delay in the delivery of batteries and molds from China. In addition, there was a shortage in the supply of bottles domestically that we use to carry our solutions. We expect such delays and shortages to continue in 2023. If these issues persist, they may further delay our ability to deliver our products and to recognize revenue. Any delay or impediment to our ability to recognize revenue for any given period could materially adversely affect our results of operations.

Because of our reliance upon third parties to supply us with our products, we do not have control over the manufacturing process of our third-party suppliers and are dependent on such third-party suppliers for compliance with the regulations applicable to our products. Third-party suppliers may not be able, or fail, to comply with applicable regulatory requirements, which could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls, operating restrictions and criminal prosecutions, any of which could significantly and adversely harm our business and results of operations.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products and manage our inventory.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with suppliers based on our estimates of future demand for our products and services. Our limited historical experience in foreign markets and recent increase in demand in the United States may lead us to inadequately forecast such inventory needs. Further, our ability to accurately forecast demand for our products could be negatively affected by many factors, including our failure to adequately manage our expansion efforts, product introductions by competitors, an increase or decrease in customer demand for products of our competitors, our failure to accurately forecast customer acceptance of new product enhancements, unanticipated changes in general market conditions or regulatory matters, and weakening of economic conditions or consumer confidence in future economic conditions. In addition, our demand may be affected by macro-economic factors beyond our control, including the COVID-19 pandemic, which can cause sudden and substantial increase or decrease of demand on short notice, making it more difficult to us to obtain accurate forecasts of customer demand.

Inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would cause our gross margin to be adversely affected and could impair the strength of our brand. Similarly, a portion of our inventory could become obsolete or expire, which could have a material and adverse effect on our earnings and cash flows due to the resulting costs associated with inventory impairment charges and costs required to replace obsolete inventory. Any of these occurrences could negatively impact our financial performance.

Conversely, if we underestimate customer demand, we may not be able to deliver sufficient products to meet our customers' requirements, which could result in damage to our reputation and customer relationships. In addition, if we experience a significant increase in demand, additional supplies of raw materials or additional manufacturing capacity may not be available when required on terms that are acceptable to us, or at all, and suppliers or our third-party manufacturers may not be able to allocate sufficient resources to meet our increased requirements, which could have an adverse effect on our ability to meet customer demand for our products and our results of operations.

Our success depends on our ability to adequately protect our intellectual property.

Our commercial success depends, in part, on our ability to obtain, maintain, defend, file new or enforce our existing patents, trademarks, trade secrets and other intellectual property rights covering our technologies and products throughout the world. We may, however, be unable to adequately preserve such rights due to a number of reasons, including the following:

- our rights could be invalidated, circumvented, challenged, breached or infringed upon;
- we may not have sufficient resources to adequately prosecute or protect our intellectual property rights;
- upon expiration of our patents, certain of our key technology may become widely available; or
- third parties may be able to develop or obtain patents for similar or competing technology.

Although we devote resources to the establishment and protection of our patents and trademarks, the actions we have taken or will take in the future may not be adequate to prevent violation of our patents, trademarks and proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their patents, trademarks and proprietary rights. In the future, litigation may be necessary to enforce our trademarks or proprietary rights and we may be forced to defend ourselves against claimed infringement or the rights of others. Any such litigation could result in adverse determinations that could have a material adverse effect on our business, financial condition or results of operations.

In addition, we rely in part upon unpatented trade secrets, unpatented know-how, and continuing technological innovation which may not yet, or may never be, patented, to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and consultants. We also have agreements with our employees and consultants that obligate them to assign their inventions to us. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. In addition, if the employees and consultants who are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. To the extent that our commercial partners, collaborators, employees and consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Further, our trade secrets could otherwise become known or be independently discovered by our competitors, which would harm our business.

We may be unable to enforce our intellectual property rights throughout the world.

As part of our growth strategy, we are seeking to expand our operations internationally. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. To the extent that we have obtained or are able to obtain patents, trademarks or other intellectual property rights in any foreign jurisdictions, it may be difficult to stop the infringement of our patents, trademarks or the misappropriation of other intellectual property rights. For example, some foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, some countries limit the availability of certain types of patent rights and enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide only limited benefit or no benefit.

Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, efforts to protect our intellectual property rights in such countries may be inadequate. In addition, future changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our technology and products and the enforcement of intellectual property.

We face significant competition in our industry, some of which have longer operating histories, more established products or greater resources than we have currently.

The decontamination and environmental infectious disease control industry is extremely competitive. The competition includes remediators and disinfection/decontamination companies such as Steris, Bioquell (Eco-lab) and Clorox, various ultraviolet companies and quad ammonia-chemical companies. These competitors may have longer operating histories, greater name recognition, larger installed customer bases, a greater ability to provide similar products and services at a lower cost and substantially greater financial and marketing resources than us to develop new products and commercialize existing products. We believe that the principal factors affecting competition in our markets include name recognition, customer familiarity with products, effective marketing, competitive pricing strategies and the ability to receive referrals based on client confidence in the service. There are no significant barriers of entry that could keep potential competitors from opening similar facilities. Our ability to compete successfully in the industry will depend, in large part, upon our ability to market and sell our indoor decontamination and infectious disease control products and services. We may not be able to compete successfully in the remediation industry. Further, if one or more competitors successfully develops a decontamination product that is more effective, better tolerated, results in a better customer experience, is easier to use or otherwise more attractive than our products, our ability to continue to commercialize our products could be significantly and adversely affected due to a lack of ability to compete, which would have a material adverse effect on our business, financial condition and results of operations.

If the quality of our products do not meet the expectations of our customers, then our brand and reputation or our business could be adversely affected.

In the course of conducting our business, we must adequately address quality issues that may arise with our products, including defects in third-party components and inventory. We may not be able to eliminate or mitigate occurrences of these issues and associated liabilities. In addition, even in the absence of quality issues, we may be subject to claims and liability if the performance of products do not meet the expectations of our customers. If the quality of our products does not meet the expectations of customers, then our brand and reputation, and our ability to receive referral customer business, could be adversely affected.

Our long-term growth depends, in part, on our ability to enhance, develop, market and sell new products, and if we fail to do so we may be unable to compete effectively.

It is important to our business and our long-term growth that we continue to enhance and develop new products. We intend to continue to invest in research and development activities focused on improvements and enhancements to our existing intellectual property and product offerings. Our development goals include the development and commercialization of a variety of sanitizing robotic devices and backpack units. Despite our reasonable efforts, it may not be possible for us to innovate in a way to keep us competitive with other companies due to financial and time constraints which will negatively impact our business.

The development and initial production and enhancement of the decontamination systems we produce is often accompanied by design and production delays and related costs. If we are unable to introduce new products on our anticipated timeframe or financial cost, our business, financial condition and results of operations may suffer due to failing to remain competitive in our market.

We have a limited management team size which may reduce our ability to effectively manage our business operations as it grows.

Despite our current hiring efforts for non-management employees and redefining of job descriptions, we have a limited management team size. This limited management team may reduce our ability to effectively manage our business as it grows or respond to significant demand from customers. As we expand, we expect to increase the size of our management team. However, our management team may not be able to adequately manage our business, and any failure to do so could lead to a general negative impact to our business.

We are dependent on our key personnel, the loss of whom could adversely affect our operations, and if we fail to attract and retain the talent required for our business, we could be materially harmed.

Our success is substantially dependent on the performance of our executive officers, including our Chairman and Chief Executive Officer, Dr. Halden S. Shane, the loss of whom would have a material adverse effect on our business.

We depend to a significant degree on our ability to attract, retain and motivate quality personnel. We further note that competition for highly skilled personnel is often intense. Moreover, our new sales representatives require a lengthy training process to achieve the requisite level of competency with our products. We may not be successful in attracting, integrating or retaining qualified personnel to fulfill our current or future needs, the failure of which would have a material adverse effect on our business.

Our operations, and those of our suppliers, are subject to a variety of business continuity hazards and risks, any of which could interrupt production or operations or otherwise adversely affect our performance and results.

We are subject to business continuity hazards and other risks, including natural disasters, utility and other mechanical failures, labor difficulties, inability to obtain necessary licenses, permits or registrations, disruption of communications, data security and preservation, disruption of supply or distribution, safety regulation and labor difficulties. The occurrence of any of these or other events might disrupt or shut down operations, or otherwise adversely impact the production or profitability of a particular facility, or our operations as a whole. We may also be subject to certain liability claims in the event of an injury or loss of life, or damage to property and equipment, resulting from such events. Although we maintain property and casualty insurance, as well as other forms of insurance that we believe are customary for our industries, our insurance policies include limits and, as such, our coverage may be insufficient to protect against all potential hazards and risks incident to our business. Should any such hazards or risks occur, or should our insurance coverage be inadequate or unavailable, our business, prospects, financial condition and results of operations might be adversely affected.

Our products are subject to potential product liability claims which, if successful, could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to significant risks for product liability claims if death, personal injury or property damage results from the use of our products. While we currently maintain insurance against product liability claims, we may experience material product liability losses in the future. Our insurance coverage may not continue to be available on terms that we accept, if at all, and our insurance coverage also may not adequately cover liabilities that we incur. A successful claim against us that exceeds our insurance coverage level or that is not covered by insurance, or any product recall, could have a material adverse effect on our business, financial condition and results of operations. In addition, product liability and other claims can divert the attention of management and other personnel for significant periods of time, regardless of the ultimate outcome. Further, claims of this nature may cause our customers to lose confidence in our products and us. As a result, an unsuccessful defense of a product liability or other claim could have a material adverse effect on our financial condition, results of operations and cash flows.

The misuse of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.

Customers, technicians, or service providers could use our products in a manner that is inconsistent with the products' intended use. We train our marketing personnel and sales representatives to not promote our products for uses outside of the intended use, however, we cannot otherwise prevent all instances of misuse. Further, the marketing and sales representatives that we have hired to help meet the demand for our products may not have received proper training or have the working knowledge needed to adequately advise our customers how to safely use our products. Misuse of our products may cause an increased risk of injury to customers, which could harm our reputation in the marketplace, as well as lead to potential product liability lawsuits.

We may seek to grow our business through acquisitions of complementary products or technologies, and the failure to manage acquisitions, or the failure to integrate them with our existing business, could harm our business, financial condition and operating results.

From time to time, we may consider opportunities to acquire other companies, products or technologies that may enhance our product platform or technology, expand the breadth of our markets or customer base, or advance our business strategies. Potential acquisitions involve numerous risks, including: problems assimilating the acquired products or technologies; issues maintaining uniform standards, procedures, controls and policies; unanticipated costs associated with acquisitions; diversion of management's attention from our existing business; risks associated with entering new markets in which we have limited or no experience; increased legal and accounting costs relating to the acquisitions or compliance with regulatory matters; and unanticipated or undisclosed liabilities of any target.

We have no current commitments with respect to any acquisition. We do not know if we will be able to identify acquisitions, we deem suitable, whether we will be able to successfully complete any such acquisitions on favorable terms or at all, or whether we will be able to successfully integrate any acquired products or technologies. Our potential inability to integrate any acquired products or technologies effectively may adversely affect our business, operating results and financial condition.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain executive management and qualified board members.

We have and likely will continue to incur significant legal, accounting and other expenses as a public company subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 ("SOX"), the Dodd–Frank Wall Street Reform and Consumer Protection Act and other applicable rules and regulations. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, applicable rules and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors (the "Board), or as executive officers.

In addition, SOX requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. Our testing, or the potential subsequent testing by our independent registered public accounting firm in future periods, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 of SOX may require that we incur substantial expense and expend significant management time on compliance-related issues. Moreover, if our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline, and we could be subject to sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

As a result of disclosure of information, our business and financial condition are more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected. Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

Risk Related to Our Securities

Our stock price is volatile and there is a limited market for our shares.

The stock markets generally have experienced, and will probably continue to experience, extreme price and volume fluctuations that have affected the market price of the shares of many small-cap companies. These fluctuations have often been unrelated to the operating results of such companies and in recent times have been exasperated by investors' concerns stemming from the COVID-19 pandemic. Factors that may affect the volatility of our stock price include the following:

- anticipated or actual fluctuations in our quarterly or annual operating results;
- our success, or lack of success, in developing and marketing our products and services;
- changes in general economic, political and market conditions in or any of the regions in which we conduct our business, including as a result of the COVID-19 pandemic and related governmental responses;
- changes in financial estimates by us or of securities or industry analysts;
- the issuance of new or updated research reports by securities or industry analysts
- the announcement of new products, services, or technological innovations by us or our competitors;
- the announcement of new customers, partners or suppliers;
- the ability to collect our outstanding accounts receivable;
- changes in our executive leadership;
- regulatory developments in our industry affecting us, our customers or our competitors;
- competition;
- actual or purported "short squeeze" trading activity; and
- the sale or attempted sale of a large amount of common stock, including sales of common stock following exercises of outstanding warrants.

We do not intend to pay dividends for the foreseeable future.

We have not paid dividends on our common stock since inception. The continued operation and expansion of our business will require substantial funding. Accordingly, we currently intend to retain earnings, if any, for use in the business and we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board deems relevant. Investors seeking cash dividends should not purchase our common stock. Accordingly, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur.

We have a substantial number of options, warrants and convertible preferred stock outstanding, which could give rise to additional issuances of our common stock and potential dilution of ownership to existing shareholders.

As of December 31, 2022, we had outstanding options, warrants and convertible preferred stock to purchase approximately an aggregate of 3.3 million shares of our common stock at exercise prices ranging from $0.80 to $8.40 per share. Of these, approximately 413,000 represent shares underlying options with exercise prices ranging from $0.80 to $7.06 per share, approximately 2.8 million represent shares underlying warrants at exercise prices ranging from $0.80 to $8.40 per share and approximately 63,750 represent shares underlying our shares of convertible $0.01 preferred A stock. To the extent any holders of options, warrants or convertible preferred stock exercise the same, the issuance of shares of our common stock upon such exercise will result in dilution of ownership to existing shareholders.

The trading market for our common stock will rely in part on the research and reports that securities or industry analysts publish about us and our business. If one or more of the analysts who cover us downgrades our common stock or issues other unfavorable commentary or research the price of our common stock may decline. If one or more analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which in turn could cause the trading price or trading volume of our common stock to decline and could result in the loss of all or part of your investment in us.

Substantial future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Our common stock is traded on the NASDAQ Capital Market ("Nasdaq") and, despite certain increases of trading volume from time to time, there have been periods when our common stock could be considered thinly traded, meaning that the number of persons interested in purchasing our common stock at or near bid prices at any given time may be relatively small. Equity or equity-related financing transactions that result in a large amount of newly issued shares that become readily tradable, or sales of significant numbers of shares by current shareholders, have placed, and in the future could place, downward pressure on the trading price of our stock. In addition, during times of lower trading volume, a shareholder who desires to sell a large number of shares of common stock may need to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

If our shareholders sell, or the market perceives that our shareholders intend to sell, substantial amounts of our common stock in the public market, the market price of our common stock could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. In the event that the price of our stock falls, we may become involved in securities class action litigation that could divert management's attention and harm our business.

In the future, we may also issue our securities if we need to raise additional capital or in connection with acquisitions. The number of shares of our common stock issued in connection with a financing or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

We may not be able to maintain compliance with Nasdaq's listing standards, which could limit shareholders' ability to trade our common stock.

As a listed company on the Nasdaq, we are required to meet certain financial, public float, bid price and liquidity standards on an ongoing basis in order to continue the listing of our common stock. If we fail to meet these continued listing requirements, our common stock may be subject to delisting, which could materially impact the liquidity of our common stock making it more challenging to buy and sell shares of our common stock.

We are a "smaller reporting company" under the U.S. federal securities laws, and the reduced reporting requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a "smaller reporting company" under U.S. federal securities laws. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies. Investors may not find our common stock attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change in control would be beneficial to our shareholders.

Provisions of our articles of incorporation, as amended, and amended bylaws as well as provisions of Florida law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our shareholders. These include: maintaining authorized but unissued shares of our capital stock that could be issued by our Board to increase the number of outstanding shares and thwart a takeover attempt; no provision for the use of cumulative voting for the election of directors; maintaining a staggered board, limiting the speed at which our shareholders may replace our entire Board, and limiting the ability of our shareholders to call special meetings.

In addition, Florida Business Corporation Act, or FBCA, § 607.0902 generally provides that shares acquired in excess of certain specified thresholds, without first obtaining the approval of our Board, will not possess any voting rights unless such voting rights are approved by a majority of our disinterested shareholders. Additionally, FBCA § 607.0901 requires that, subject to certain exceptions, any affiliated transaction with a shareholder that owns more than 15% of the voting shares of the corporation, referred to as an "interested shareholder," receive the approval of either the corporation's disinterested directors or a supermajority vote of disinterested shareholders, or, absent either such approval, that a statutory "fair price" be paid to the shareholders in the transaction. The shareholder vote requirement is in addition to any shareholder vote required under any other section of the FBCA or our articles of incorporation, as amended.

The concentration of our common stock ownership with our executive officers, directors and affiliates will limit your ability to influence corporate matters.

Our executive officers, directors and owners of 5% or more of our outstanding common stock and their respective affiliates beneficially owned, in the aggregate approximately 22.6% of our outstanding common stock as of February 25, 2022. This percentage includes outstanding shares of common stock, convertible preferred stock, warrant and stock options that are vested and exercisable as of that date. These shareholders will therefore have significant influence over management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentrated control will limit our shareholders' ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial. This ownership could negatively affect the value of our common stock.

There can be no assurance that we will be able to regain and maintain compliance with continued listing standards of the Nasdaq Capital Market.

The Nasdaq Capital Market's continued listing standards for our common stock require, among other things, that (i) we maintain a closing bid price for our common stock of at least $1.00, and (ii) we maintain: (A) stockholders' equity of $2.5 million; (B) market value of listed securities of $35 million; or (C) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years. Any failures to satisfy any continued listing requirements could lead to the receipt of a deficiency notice from the Nasdaq and ultimately to a delisting from trading of our common stock.

On October 7, 2022, we received a deficiency letter notifying us that we had not maintained a closing bid price for our common stock of at least $1.00 for a 30-day period. In accordance with Nasdaq rules, we have been provided an initial period of 180 calendar days, or until April 5, 2023 (the "Compliance Date"), to regain compliance with the bid price requirement. If we do not regain compliance with the bid price requirement by the Compliance Date, we may be eligible for an additional 180 calendar day compliance period. If we do not regain compliance with the bid price requirement by April 5, 2023 and are not eligible for an additional compliance period at that time, our common stock will be subject to delisting from the Nasdaq Capital Market. We cannot be certain that we will be able to regain compliance and then maintain compliance with the minimum bid price and the other standards in order to maintain a listing of our common stock on the Nasdaq Capital Market.

If our common stock were delisted from the Nasdaq Capital Market, among other things, this could result in a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, institutional investor interest, fewer business development opportunities, greater difficulty in obtaining financing and breaches of certain contractual obligations.

Item 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 2. PROPERTIES

Our U.S. headquarters, a 9,000 square foot office space, is located at 8430 Spires Way, Frederick, MD 21701. The facility includes a warehouse, training room, quality control room, qualification laboratory, with its own drive-in custom iHP™ SteraMist® Complete Room System. The new warehouse is significantly larger than our previous headquarters, allowing TOMI to store its new product lines and stock a greater variety of inventory–quickly delivering a customer purchase. The training room is integrated with the newest technology to be able to present SteraMist® virtually around the world. As the company keeps up with the demand for SteraMist®, there is a dedicated quality control room to allow our service engineers to work on machines for quick and efficient service to our customers. The lease for our U.S. headquarters has a 10-year term and provides for annual rent of approximately $157,000.

Item 3. LEGAL PROCEEDINGS

We currently are not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in the aggregate, would have a material adverse effect on our results of operations, financial position or cash flows.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is currently listed on Nasdaq Capital Market under the symbol "TOMZ."

Shareholders

As of March 7, 2023, there were 216 record holders of our common stock; however, we believe we have approximately 5,500 stockholders, including those held in street name. On March 7, 2023, the last reported sale price of our common stock on the Nasdaq was $0.64 per share.

Dividends

We have not paid and do not currently intend to pay cash dividends on our common stock in the foreseeable future. Our policy is to retain all earnings, if any, to provide funds for operation and expansion of our business. The declaration of dividends, if any, will be subject to the discretion of our Board, which may consider such factors as our results of operations, financial condition, capital needs and acquisition strategy, among others.

Recent Sales of Unregistered Securities

None.

Issuer Repurchases of Equity Securities

None.

Equity Compensation Plan Information

For information about our equity compensation plans and other related stockholder matters see Item 12 of Part III of this Annual Report on Form 10-K.

Item 6. [Reserved]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations relates to the years ended December 31, 2022 and 2021. This discussion and analysis should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this report.

Annual and Quarterly Highlights

Business Update

Our 2022 calendar year delivered continued growth in revenue and sales pipeline as well as improved year over financial operating results. We ended our 2022 calendar year on a strong note as our fourth quarter sales represent our best standalone quarter we have reported since 2020.

Our recognized revenue and customer sales backlog for the year ended December 31, 2022, together, was approximately $10,362,000 which was comprised of recognized revenue of $8,338,000 and a customer sales backlog as of December 31, 2022, of approximately $2,024,000.

For the year ended December 31, 2022, we received over $10,000,000 in sales orders from including key global fortune 500 customers which represents 22% growth when compared to our calendar 2021 year. The increase in sales orders is largely attributable to increased demand for our CES and mobile equipment orders primarily from our life science, commercial and food safety sectors. A key driver to our longer-term growth is the solid demand for our CES by referrals to the product line by hosting tours of current installed systems, continuing brand awareness via our domestic independent manufacturing sales representatives and growing the network of international partners.

Revenue for the three months ended December 31, 2022 and 2021 was $2,812,000 and $2,010,000, respectively, representing an increase of $802,000, or 40% compared to the same prior year period.

Our revenue for the fourth quarter of 2022, grew 60% sequentially over what we reported in the third quarter of 2022.

The increase in sales was largely attributable to increased demand for our CES systems and our internal tech team ability execute and deliver the systems in the fourth quarter of 2022. In 2022, we also saw growth in our sales results our mobile equipment orders due to our expanded product line.

With the current years increase in demand for our CES, we have seen our current sales orders and revenue pipeline increase when compared to the same period last year. The increase in customer sales orders has resulted in a customer sales backlog of approximately $2,024,000 as of December 31, 2022. Our customer orders or contracts for mobile equipment, CES systems and iHP services are subject to the delivery timelines requested by our customers which affect the timing of the related revenue recognition.

We have secured several new orders for our iHP CES for which revenue will be recognized upon delivery for the remainder of 2023 and believe our sales pipeline will continue to grow. As we install CES units, we can expect to see the increase in solution sales as these units are contracted to be used at set regular schedules. For example, two of the installs currently being manufactured are expected to generate $250,000 in BIT Solution revenue annually starting at the end of 2023.

As of December 31, 2022, our customer sales backlog was as follows:

	As of December 31, 2022		Expected Revenue Recognition	
	Value of Contracts or Sales Orders	Cash Deposits	For the Year Ending December 31, 2023	For the Year Ending December 31, 2024
Customer Backlog	$ 2,024,000	$ 700,000	$ 2,024,000	$ -

As the market shifts to fully automatic disinfection decontamination, TOMI continues to market and submit bids on CES projects and building the pipeline for these installations. Further, TOMI has expanded bandwidth to meet the demands for the product line and has not been significantly affected by the global supply chain issues.

The financial operating results for the year ended December 31, 2022, improved in comparison to the same prior year period primarily due to higher sales, improved gross profit margins which were up 1.5% and lower operating expenses which declined by 16%. Our loss from operations for the year ended December 31, 2022, improved by 41% when compared to the same prior year periods.

Through December 31, 2022, we used approximately $1,234,000 in cash from operations, an approximate $2,590,000 improvement over the cash used in operations of $3,824,000 during the year ended December 31, 2021. The improved cash flow is primarily due to the lower reported loss and cash deposits we received in the current year in connection with deferred revenue. The deferred revenue is attributable to customer deposits which primarily represent down payments made by our customers for orders that will be recognized into revenue as the projects are completed and delivered.

In evaluating sales related performance, management also analyzes our revenue recognized for GAAP purposes which is presented in our quarterly and annual statement of operations as well our sales orders we receive from customers during those same accounting periods. We define a "sales order" as a document we generate for our internal use in processing a customer order. Our sales orders essentially translate the format of the customer purchase orders we receive from our customers into the format used by us. We also evaluate our "customer sales backlog" which is defined as pending sales orders where revenue has not yet been recognized. Management believes analyzing the sales order and backlog metrics are useful in measuring our overall sales and business development performance as it gauges the overall volume of sales and business development activities.

Business Highlights and Recent Events

Revenues:

Total revenue without "customer sales backlog" for the year ended December 31, 2022 and 2021, was $8,338,000 and $7,754,000, respectively, representing an increase of $584,000, or 8% compared to the same prior year period. The growth in our orders was due to increased demand for our mobile equipment and CES.

SteraMist product-based revenues for the year ended December 31, 2022 and 2021, were $6,864,000 and $6,179,000, representing an increase of $685,000 or 11% when compared to the same prior year period. SteraMist service-based revenues for the years ended December 31, 2022 and 2021, were $1,474,000 and $1,575,000, representing a decrease of $101,000 or 6% when compared to the same prior year period. The decline is due to the timing of certain service engagement that occurred in the current and prior year periods.

As of December 31, 2022, our balance sheet has deferred revenue of $700,000 which represents down payments on future equipment and CES orders that are expected to be recognized into revenue in future accounting periods. Our customer sales backlog at December 31, 2022, was $2,024,000.

For the three months ended December 31, 2022 and 2021, our recognized revenue was $2,812,000 and $2,010,000, respectively, representing an increase of $802,000, or 40% compared to the same prior year period. The increase was to higher CES, mobile equipment and SteraMist BIT solution revenue in the current year period.

We believe that we possess the best technologies in the world in the disinfection and decontamination space. This pandemic has provided us with the confidence to develop a clear strategy to develop and manufacture additional products to add to our portfolio. In addition, we continue to move our BIT technology as a standard in disinfection and decontamination globally. This should lead to increased market share, profitability, and capability strength. Our products are an environmentally friendly solution and process which address the concerns of sustainability. Customers are requesting and discussing the positive results of our product and the environmentally friendly results compared to the caustic results of other disinfectants.

SteraMist has a long past with fighting pandemics and outbreaks and implementing SteraMist for emergency preparedness is vital. As coronavirus has taken the world by surprise, history has shown that other pandemics and viruses are deemed to follow. Using a proven and trusted disinfectant, SteraMist, for emergency outbreaks and daily for preventative maintenance will alleviate the threat of infections from spreading and stop a possible outbreak.

2022 Events:

On January 12, 2022, we assisted the decontamination efforts of On Demand Pharmaceuticals, an innovative technology company transforming how medicines are made, by providing its SteraMist Environmental Systems for use at On Demand Pharmaceutical's modular cleanroom.

On February 10, 2022, we announced that we received approximately $1.3 million of orders for our CES and have set installation dates for these systems. Two of the orders are from a Fortune 500 pharmaceuticals company and the other is from a leading research facility focused on immunology and infectious disease. These additional CES orders are timed nicely after the final commissioning of the CES reported in October 2021 and installed months later after announcement for Fresenius Kabi's Portuguese affiliate Labesfal S.A. located in the heart of Portugal.

On March 8, 2022, we partnered with ARM EnerTech Associates, LLC, a U.S.-based engineering services & custom control panel manufacturer, to further develop its SteraMist brand of products.

On March 10, 2022 we announced that we fulfilled an urgent shipment of multiple SteraPak units to its local distributor in Hong Kong, TOMIMIST Hong Kong. The units were deployed by a well-known real-estate conglomerate in Hong Kong for use in shopping malls, commercial and residential buildings, and numerous other business premises to effectively combat the massive outbreak of COVID-19 Omicron variant infections in the city.

As conferences and tradeshows reopened in 2022 to provide for companies to exhibit live, TOMI attended multiple shows across the country. In April, 2022, we attended RIA 2022 International Restoration Convention & Industry Expo. This show provided insight on the future of restoration businesses regarding mergers and acquisitions and meetings with core entities to discuss SteraMist disinfection potential with large franchises.

On April 25, 2022, TOMI was exhibited at FDIC International, which is the largest fire and rescue conference. As first-time exhibitors, we gained knowledge on the EMS market and their need for disinfection. With concerns of corrosion, vehicle turnover time, and residues left behind by older technologies, SteraMist technology saw great interest as it does not corrode or damage equipment, leave residue, and quickly disinfects. This market eagerly awaits the release of the iHP SteraMist Transport System.

On May 19, 2022, Dr. Halden Shane presented at the H.C. Wainwright Investment Conference.

On May 20, 2022, we attended the INTERPHEX 2022 Technical Conference and exhibited three of our SteraMist mobile units. The INTERPHEX technical conference is designed to host and connect state-of-the-art market leaders in the pharmaceutical, biotechnology, and life sciences industries.

On June 3, 2022, we announced that our SteraMist technology was included on the List Q for the use of its BIT solution to help fight the spread of rare or novel viruses such as Monkeypox virus, SARS-CoV-2 and its variants that causes COVID-19. TOMI was notified of EPA's inclusion on June 2, 2022.

On August 4, 2022, we announced that we had received multiple purchase orders for TOMI's iHP CES.

On August 10, 2022, we announced SteraMist disinfection continues to make advancements in the Food Safety Industry and presented our products at the International Association for Food Production Annual Meeting, where renowned food safety, academic, and governmental professionals attended. The Company demonstrated its SteraMist iHP cold plasma technology and how SteraMist preserves the shelf life of produce. A poster summarizing the fourth and latest published paper by the USDA was presented at the meeting, which stated that "H_2O_2 residues on the surface of tomato fruit decreased rapidly after the treatment." Disinfecting food while leaving no residue on food is particularly important to maintain the quality and freshness of the product, and we believe that SteraMist, which uses H_2O_2 solutions, is capable of providing this important advantage.

On September 12-14, 2022, Dr. Halden Shane presented virtually at the H.C. Wainwright 24th Annual Global Investment Conference.

On September 27, 2022, we announced that a U.S. based multinational pharmaceutical company would be expanding the use of SteraMist decontamination products, advancing SteraMist as this pharmaceutical company's decontamination standard.

On October 10, 2022, we announced purchase order for an iHP CES from Avid Bioservices, Inc. (Avid) for implementation in Avid's new purpose-built viral vector development and manufacturing facility in Costa Mesa, California.

On October 18, 2022, we announced that SteraMist is to be utilized by a world-renowned influenza vaccine company that focuses on innovative research, transformative technologies, production, and distribution.

On October 20, 2022, we announced that the U.S. Department of Health and Human Services (HHS), the largest biomedical research agency in the world, has purchased SteraMist disinfection systems for its Africa-based Biosafety Level 3 Laboratory (BSL-3).

TOMI anticipates attending multiple shows across the country in 2023. It is critical for TOMI to perform live demonstrations to showcase the difference between our SteraMist iHP technology and our competitors. TOMI looks forward to making a large impact with live demonstrations of SteraMist disinfection technology throughout our multiple divisions.

Research Studies:

TOMI continues to be active in the global market, using registrations to expand sales opportunities. Currently, TOMI is in the registration process for India, and renewal to meet new requirements in the Philippines. Both markets offer excellent potential due to interest in the TOMI suite of decontamination/disinfection solutions.

TOMI is in the annual process of self-audit, where all SOPs are reviewed and updated as needed, and all compliments and complains and requests for changes/new equipment are evaluated.

TOMI has successfully completed a second 24-month storage stability, this one to meet US EPA requirements (first one was for EU BPR submission and had different methods/requirements). With the patented 7.8% product, Binary Ionization Technology Solution is safe to ship by air and store under normal ambient conditions. The study will be submitted for EPA review, and expiration date extended going forward upon EPA approval.

The EPA has registered our 0.35% hydrogen peroxide product for the use in greenhouses, pre harvests and post harvests. TOMI is conducting internal studies with the 0.35% on common pathogens in the food safety market to enhance protocols.

We continue to pursue acceptance of the additional 1% hydrogen peroxide label with the EPA for direct food application. Due to the pandemic, there have been significant delays by U.S. regulatory agencies in approving new submissions, including TOMI's new 1% registration. While TOMI continues to pursue the market for these two EPA registrations, we have partnered and conducted other food safety trials which have shown success in the market.

Partner Indoor Environmental Solutions and Consultants, or IESC, LLC completed their Forensic Architectural & Engineering Investigation and Decontamination Report with Kalera Indoor Farms. IESC is a state-of-the art indoor air and surface decontamination company dedicated to food and health safety. In addition to being a TSN service provider, IESC are distributor partners to iHP SteraMist technology. Kalera, a global leader in vertical community farms for greens and culinary herbs harvested on demand all year is highly motivated to have iHP SteraMist be their cleaning decontamination solution. The recently received report outlines decontamination protocols and calculated savings and estimated service and purchasing options for Kalera.

Recent SteraMist food safety customers and partners are conducting further studies to prove SteraMist in the industry. Soli Organic Inc., one of the nation's largest commercial indoor organic growing companies, obtained multiple SteraMist systems to protect their controlled indoor growing food process from costly fungus, Botrytis. The combination of all SteraMist systems purchased will be used daily, on a continuous cycle, to disinfect everything from seed trays that the soil and plants sit in, and the plants themselves.

Additional studies have been conducted with Kalera that demonstrated the efficacy of SteraMist in a large-scale CEA vertical farm. Analysis concluded dramatic reduction in fungal growth, mold spores, and yield loss from environmental bio-loads, with notable efficacy against Alternaria, a species causing 20% yield loss in all annual vegetable production. Levels went from high/ medium to non-existent/nondetectable with the following spores: Alternaria (Ulocladium), Aspergillus/Penicillium, Acremonium++, and Botrytis.

SteraMist is also working with a few partners in the cannabis industry. Enviro-Mist has been testing cannabis flower incubated with Aspergillus flavus, Aspergillus fumigatus, Aspergillus niger, Aspergillus terreus, Escherichia Coli, Shigella Spp, Salmonella, Staphylococcus aureus, yeasts and molds and subsequently treated using ionized Hydrogen Peroxide (iHP) to the dried material. Potency results of the cannabis plant were not affected, and no additional residual solvents were found. The process was successful in complete remediation of all microbial contaminants. Another partner TOMI is working with has proven SteraMist that has reduced microbial count on cannabis flower from 400cfu/g to non-detectable without affecting the level of THC. SteraMist continues to penetrate the market with additional studies and bringing on premier clients.

Product Development:

Our recent products developed and launched are as follows:

After the release of the SteraPak, the TOMI technology team quickly began designing new SteraMist products, which include the Select Plus-a hybrid product consisting of the Company's current Surface Select and Environment systems. The unit will provide enhanced flexibility by using a single applicator to decontaminate full-room to small-space volume while maintaining the size of the current Surface Select unit with more robust process controls. The iHP SteraMist Transport System has been designed for the transportation market, specifically ambulances. The iHP SteraMist Transport System is a timer based fogging system that can be installed semi-permanently or permanently and used for any transport and/or cargo vehicle. It will be an easy-to-use turn-key integration system. The implementation of this product and our patented non-corrosive iHP technology will certainly replace the number one competitor in this marketplace, which uses an extremely harsh chemical. We are currently testing prototypes for each of these two units which will be released before the end of 2022.

All SteraMist systems will remain important to the marketplace as they are designed for specific needs and budgets. The Select Surface Unit performs most of the functionality that the Plus offers and is priced at a lower cost, although Select Plus will provide additional options that are appealing to certain customers, such as laboratory and pharmaceutical companies. The SteraPak is a more cost-effective product and designed for residential and commercial real estate including large buildings and public space, any area that needs quick consistent disinfection. There are many new and existing clients that are interested in the SteraPak due to the cost and mobility.

In the fourth quarter of 2022, TOMI launched its fourth generation SteraMist Environment System. The system will now be 24 volt, allowing for universal outlet usage and convert even more of the hydrogen peroxide BIT Solution to hydroxyl radicals thus lowering H_2O_2 PPM levels allowing for faster turnaround time. In addition, the unit will have eight (8) outputs where four (4) are dedicated to our regular process of Injection, Dwell, and Aeration along with a light beacon status bar and four (4) are programmable to meet the customer needs for any external equipment they may desire to work with the system.

In third quarter of 2021, we expanded our SteraMist® BIT™ solution product line with a 32-ounce bottle for the SteraPak, and the introduction of a ten (10) liter and five (5) gallon bottle. These three new additions bring the BIT Solution product line to a total of five (5) options provided to our customers, which should also benefit our razor/razor-blade business model.

We expect these new products and service introductions will positively impact our net sales, cost of sales and operating expenses. The timing of product introductions can also impact the Company's net sales to its indirect distribution channels as these channels are filled with new inventory following a product launch, and channel inventory of an older product often declines as the launch of a newer product approaches. Net sales can also be affected when consumers and distributors anticipate a product introduction domestically and internationally.

Supply Chain:

We have orders for supplies and materials that are required in our equipment and are prepared to continue the manufacturing of all our products. Further, TOMI has multiple suppliers, outsourced engineers, and software programmers to turn to for the manufacturing and installation of its SteraMist products to reduce the risks associated with the current supply chain environment.

Financial Operations Overview

Our financial position as of December 31, 2022 and 2021, respectively, was as follows:

	December 31, 2022		December 31, 2021	
Total shareholders' equity	$	11,448,000	$	13,595,000
Cash and cash equivalents	$	3,867,000	$	5,317,000
Deferred Revenue	$	700,000	$	6,000
Accounts receivable, net	$	2,772,000	$	1,965,000
Inventories	$	4,496,000	$	4,743,000
Prepaid expenses	$	338,000	$	344,000
Vendor Deposits	$	447,000	$	289,000
Other Receivables	$	164,000	$	236,000
Current liabilities – Excluding Deferred Revenue	$	2,591,000	$	1,810,000
Long-term liabilities	$	761,000	$	861,000
Working Capital	$	8,844,000	$	11,077,000

During the year ended December 31, 2022, our debt and liquidity positions were affected by the following:

- Net cash used in operations of approximately $1,234,000.
- Net cash used in investing activities $241,000.

Results of Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

	For The Years Ended December 31,				Change	
	2022		**2021**		**$**	
Revenue, Net	$	8,338,000	$	7,754,000	$	584,000
Gross Profit		5,060,000		4,587,000		473,000
Total Operating Expenses [(1)]		7,942,000		9,511,000		(1,569,000)
Income (Loss) from Operations		(2,882,000)		(4,924,000)		2,042,000
Total Other Income (Expense)		2,000		414,000		(412,000)
Provision for (benefit from) Income Taxes		-		74,000		(74,000)
Net Income (Loss)	$	(2,880,000)	$	(4,435,000)		1,555,000
Basic Net Income (Loss) per share	$	(0.15)	$	(0.25)	$	0.10
Diluted Net Income (Loss) per share	$	(0.15)	$	(0.25)	$	0.10

(1)   Includes $653,000 and $0 in non-cash equity compensation expense for the years ended December 31, 2022 and 2021, respectively.

Sales

During the years ended December 31, 2022 and 2021, we had net revenue of approximately $8,338,000 and $7,754,000, respectively, representing an increase in revenue of approximately $584,000 or 8%.

As customers mature through the product and adoption cycle and our sales pipeline converts to revenue, we expect to generate more predictable sales quarter over quarter. Further, as the COVID-19 pandemic has subsided, we expect that the demand for our products and services will continue as we are building a team to address the post COVID-19 pandemic market opportunities.

Net Revenue

	For The Years Ended December 31,				Change	
	2022		**2021**		**$**	
Sales, net	$	8,338,000	$	7,754,000	$	584,000

Product and Service Revenue

	For The Years Ended December 31,				Change	
	2022		**2021**		**$**	
SteraMist Product	$	6,864,000	$	6,179,000	$	685,000
Service and Training		1,474,000		1,575,000		(101,000)
Total	$	8,338,000	$	7,754,000	$	584,000

SteraMist product-based revenues for the years ended December 31, 2022 and 2021, were $6,864,000 and $6,179,000, representing an increase of $685,000 when compared to the same prior year period.

Our service-based revenue for the years ended December 31, 2022 and 2021, was $1,474,000 and $1,575,000, respectively, representing a year over year decrease of $101,000.

Revenue by Geographic Region

	For The Years Ended December 31,				Change	
	2022		**2021**		**$**	
United States	$	6,261,000	$	6,403,000	$	(142,000)
International		2,077,000		1,351,000		726,000
Total	$	8,338,000	$	7,754,000	$	584,000

Our domestic revenue for the years ended December 31, 2022 and 2021, was $6,261,000 and $6,403,000, respectively, a decrease of $142,000 when compared to the same prior year period. Our recognized domestic revenue and domestic customer sales backlog for the year ended December 31, 2022, together, was approximately $8,285,000 which was comprised of recognized revenue of $6,261,000 and a customer sales backlog as of December 31, 2022, of approximately $2,024,000.

Internationally, our revenue for the years ended December 31, 2022 and 2021, was approximately $2,077,000 and $1,351,000, respectively, representing an of $726,000.

Cost of Sales

| | For The Years Ended December 31, | | | | Change | |
	2022		2021		$	
Cost of Sales	$	3,278,000	$	3,167,000	$	111,000

Cost of sales was $3,278,000 and $3,167,000 for the years ended December 31, 2022 and 2021, respectively, an increase of $110,000, compared to the prior year. The primary reason for the increase in cost of sales is attributable to higher sales and revenue in the current year. Our gross profit as a percentage of sales for the years ended December 31, 2022 was 60.6% compared to 59.2% in the same prior period, respectively. The higher gross profit is attributable to the product mix in sales.

Professional Fees

| | For The Years Ended December 31, | | | | Change | |
	2022		2021		$	
Professional Fees	$	536,000	$	538,000	$	(2,000)

Professional fees are comprised mainly of legal, accounting, and financial consulting fees.

Professional fees were $536,000 and $538,000 for the years ended December 31, 2022 and 2021, respectively, representing an increase of approximately $2,000 in the current year period.

Depreciation and Amortization

| | For The Years Ended December 31, | | | | Change | |
	2022		2021		$	
Depreciation and Amortization	$	329,000	$	295,000	$	34,000

Depreciation and amortization were approximately $329,000 and $295,000 for the years ended December 31, 2022 and 2021, respectively, representing an increase of $34,000, or 12%. The increase in depreciation expense is due to a higher amount of fixed assets being depreciated in the current year periods when compared to the same prior year period.

Selling Expenses

| | For The Years Ended December 31, | | | | Change | |
	2022		2021		$	
Selling Expenses	$	1,867,000	$	1,674,000	$	193,000

Selling expenses for the year ended December 31, 2022 were approximately $1,867,000, as compared to $1,674,000 for the year ended December 31, 2021, representing an increase of approximately $193,000, or 12%. The increase in selling expense is attributable to a higher sales commissions and increased tradeshow costs in the year period. We continue to invest and allocate resources into our sales, marketing and advertising initiatives and have increased efforts in the current year in order to further develop our brand recognition and grow our base of customers.

Research and Development

	For The Years Ended December 31, 2022	For The Years Ended December 31, 2021	Change $
Research and Development	$ 352,000	$ 573,000	$ (221,000)

Research and development expenses for the year ended December 31, 2022 were approximately $352,000, as compared to $573,000 for the year ended December 31, 2021, representing a decrease of approximately $221,000, or 39%. The decrease in research and development expenses is attributable to product development charges in connection with our SteraPak we incurred in the prior year period which did not reoccur in the current year period and lower product development costs associated with current R&D projects being performed internally.

Consulting Fees

	For The Years Ended December 31, 2022	For The Years Ended December 31, 2021	Change $
Consulting Fees	$ 215,000	$ 327,000	$ (112,000)

Consulting fees were $215,000 and $327,000 for the years ended December 31, 2022 and 2021, respectively, representing a decrease of $112,00, or 34%. The decrease is due to the timing of certain projects that occurred in the prior year that did not occur in the same current year period.

General and Administrative Expense

	For The Years Ended December 31, 2022	For The Years Ended December 31, 2021	Change
General and Administrative	$ 4,643,000	$ 6,104,000	$ (1,461,000)

General and administrative expense includes salaries and payroll taxes, rent, insurance expense, utilities, office expense, product registration costs and bad debt expense.

General and administrative expense was $4,643,000 and $6,104,000 for the years ended December 31, 2022 and 2021, respectively, a decrease of 1,461,000 in the current year period. The decrease in general and administrative expense is primarily attributable to lower payroll costs, insurance and bad debt expense.

Other Income and Expense

	For The Years Ended December 31, 2022	For The Years Ended December 31, 2021	Change $
Gain Upon Debt Extinguishment	-	415,000	(415,000)
Interest Income	2,000	1,000	1,000
Interest Expense	-	(1,000)	1,000
Other Income (Expense)	$ 2,000	$ 415,000	$ (413,000)

Gain upon debt extinguishment of $415,000 in connection with the forgiveness of a loan payable received under the Payroll Protection Program of the CARES Act.

Interest income was approximately $2,000 and $1,000 for the years ended December 31, 2022 and 2021, respectively.

Interest expense was $0 and $1,000 for the years ended December 31, 2022 and 2021, respectively.

Provision for Income Taxes

| | For The Years Ended December 31, | | Change |
	2022	2021	$
Provision for Income Tax Expense (Benefit)	$ -	$ (74,000)	$ 74,000

Income tax benefit was $74,000 for the year ended December 31, 2021.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of approximately $3,867,000 and working capital of $8,844,000. Our principal capital requirements are to fund operations, invest in research and development and capital equipment, and the continued costs of compliance with public company reporting requirements. We have historically funded our operations through funds generated through operations and debt and equity financings. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and may include operating and financial covenants that would restrict our operations. We cannot be certain that any financing will be available in the amounts we need or on terms acceptable to us, if at all. We have no plans of incurring any debt or equity financing.

In September 2021, we sold 2,869,442 shares of common stock through a registered direct offering to certain institutional investors and issued warrants to purchase 1,434,721 shares of common stock in a concurrent private placement. We received net proceeds from the transaction of $4,581,651, after deducting the placement agent's fees and other offering expenses. The Warrants are exercisable at an exercise price of $1.68 per share, are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance.

For the year ended December 31, 2022 and 2021, we incurred losses from operations of ($2,882,000) and ($4,924,000), respectively. Cash used in operations for the year ended December 31, 2022 and 2021, was ($1,234,000) and ($3,824,000), respectively.

A breakdown of our statement of cash flows for the year ended December 31, 2022 and 2021 is provided below:

| | For the Year Ended December 31, | |
	2022	2021
Net Cash Used in Operating Activities	$ (1,234,000)	$ (3,824,000)
Net Cash Used in Investing Activities	$ (241,000)	$ (639,000)
Net Cash Provided By Financing Activities:	$ 25,000	$ 4,582,000

Operating Activities

Cash used in operating activities for the year ended December 31, 2022 and 2021 was $1,234,000 and $3,824,000, respectively. The decline was attributable to a lower current year loss and customer deposits as well as increased purchases of inventory in the prior year to replenish our levels.

Investing Activities

Cash used in investing activities for the years ended December 31, 2022 and 2021 was $241,000 and $639,000, respectively. The decrease is attributable to fixed assets purchased in the prior year and capitalized patent and trademark costs.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2022 and 2021 was $25,000 and $4,582,000 respectively. The cash provided by financing activities declined as a result of the proceeds we received in connection with the sale of our common stock and warrants in the prior year period.

Liquidity

Our revenues can fluctuate due to the following factors, among others:

- ramp up and expansion of our internal sales force and manufacturer's representatives;
- length of our sales cycle;
- global response to the outbreak of COVID-19 Pandemic and or other outbreaks;
- expansion into new territories and markets; and
- timing of orders from distributors.

We could incur operating losses and an increase of costs related to the continuation of product and technology development, sales expense as we continue to grow our sales teams, inventory as we continue to ensure we have products needed and geographic presence, tooling capital expenditures as we ramp up and streamline our production and administrative activities including compliance with the Sarbanes-Oxley Act of 2002 Section 404.

Management has taken and will endeavor to continue to take a number of actions in order to improve our results of operations and the related cash flows generated from operations in order to strengthen our financial position, including the following items:

- expanding our label with the EPA to further our product registration internationally;
- continued expansion of our internal sales force and manufacturer representatives in an effort to drive global revenue in all verticals;
- continue research and development and add new products to our "Stera" product line;
- source alternative lower-cost suppliers;
- expansion of international distributors; and
- continued growth in all of our verticals.

During 2022 we experienced increased demand for our CES where we collect deposits upon the execution of the contract. The deposits we receive fund the production for the CES and improve our overall liquidity through the duration of the project. We believe our sales for our CES will continue to grow and improve our financial results from a liquidity perspective as well as improve our operating margins due to the higher recurring solution sales we see for our CES system.

As of December 31, 2022, we maintained a customer sales backlog of $2,024,000 of which we anticipate will be recognized into revenue and will provide a boost to our cash generated from core operations in our 2023 calendar year. We believe our sales pipeline and the related deferred revenue will continue to grow in 2023 and improve our liquidity position during the next twelve months.

We expect that the cash we generate from our core operations will generally be sufficient to cover our future capital expenditures and to pay down our near-term debt obligations, although we may choose to seek alternative financing sources.

We believe that our existing balance of cash and cash equivalents and amounts expected to be provided by operations will provide us with sufficient financial resources to meet our cash requirements for operations, working capital and capital expenditures over the next twelve months.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The estimation process requires assumptions to be made about future events and conditions, and as such, is inherently subjective and uncertain. Actual results could differ materially from our estimates.

The SEC defines critical accounting estimates as those that are, in management's view, most important to the portrayal of our financial condition and results of operations and most demanding of our judgment. We consider the following estimates to be critical to an understanding of our consolidated financial statements and the uncertainties associated with the complex judgments made by us that could impact our results of operations, financial position and cash flows.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation(s). At contract inception, we assess the goods or services promised within each contract, assess whether each promised good or service is distinct and identify those that are performance obligations.

We must use judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above; and c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above.

Title and risk of loss generally pass to our customers upon shipment. Our customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Shipping and handling costs charged to customers are included in Product Revenues. The associated expenses are treated as fulfillment costs and are included in Cost of Revenues. Revenues are reported net of sales taxes collected from customers.

Product revenue includes sales from our standard and customized equipment, solution and accessories sold with our equipment. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products.

Service and training revenue include sales from our high-level decontamination and service engagements, validation of our equipment and technology and customer training. Service revenue is recognized as the agreed upon services are rendered to our customers in an amount that reflects the consideration we expect to receive in exchange for those services.

Costs to Obtain a Contract with a Customer

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses.

Contract Balances

As of December 31, 2022, and December 31, 2021 we did not have any unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. We enter into contracts that can include various combinations of products and services, which are primarily distinct and accounted for as separate performance obligations.

Significant Judgments

Our contracts with customers for products and services often dictate the terms and conditions of when the control of the promised products or services is transferred to the customer and the amount of consideration to be received in exchange for the products and services.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, inventory, fair values of financial instruments, intangible assets, useful lives of intangible assets and property and equipment, fair values of stock‑based awards, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1:   Quoted prices in active markets for identical assets or liabilities.

Level 2:   Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:   Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. All these items were determined to be Level 1 fair value measurements.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes cash on hand, held at financial institutions and other liquid investments with original maturities of three months or less. At times, these deposits may be in excess of insured limits.

Accounts Receivable

Our accounts receivable are typically from credit worthy customers or, for certain international customers, are supported by pre‑payments. For those customers to whom we extend credit, we perform periodic evaluations of them and maintain allowances for potential credit losses as deemed necessary. We have a policy of reserving for doubtful accounts based on our best estimate of the amount of potential credit losses in existing accounts receivable. We periodically review our accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventories consist primarily of finished goods.

We expense costs to maintain certification to cost of goods sold as incurred.

We review inventory on an ongoing basis, considering factors such as deterioration and obsolescence. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories may not be usable.

Property and Equipment

We account for property and equipment at cost less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation for equipment, furniture and fixtures and vehicles commences once placed in service for its intended use. Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or service lives of the improvements, whichever is shorter.

Leases

We recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months, in accordance with ASC 842. We utilize the short-term lease recognition exemption for all asset classes as part of our on-going accounting under ASC 842. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities. Recognition, measurement and presentation of expenses depends on classification as a finance or operating lease.

As a lessee, we utilize the reasonably certain threshold criteria in determining which options we will exercise. Furthermore, our lease payments are based on index rates with minimum annual increases. These represent fixed payments and are captured in the future minimum lease payments calculation. In determining the discount rate to use in calculating the present value of lease payments, we used our incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

We have also elected the practical expedient to not separate lease and non-lease components for all asset classes, meaning all consideration that is fixed, or in-substance fixed, will be captured as part of our lease components for balance sheet purposes. Furthermore, all variable payments included in lease agreements will be disclosed as variable lease expense when incurred. Generally, variable lease payments are based on usage and common area maintenance. These payments will be included as variable lease expense when recognized.

Capitalized Software Development Costs

In accordance with ASC 985-20 regarding the development of software to be sold, leased, or marketed we expense such costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. The periodic expense for the amortization of capitalized software development costs will be included in cost of sales.

Accrued Warranties

Accrued warranties represent the estimated costs, if any, that will be incurred during the warranty period of our products. We estimate the expected costs to be incurred during the warranty period and record the expense to the consolidated statement of operations at the date of sale. Our manufacturers assume the warranty against product defects which we extend to our customers upon sale of the product. We assume responsibility for product reliability and results.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are, on a more likely than not basis, not expected to be realized in accordance with FASB ASC Topic 740, Income Taxes.

Net Income (Loss) Per Share

Basic net income or (loss) per share is computed by dividing our net income or (loss) by the weighted average number of shares of common stock outstanding during the period presented. Diluted income or (loss) per share is based on the treasury stock method and includes the effect from potential issuance of shares of common stock, such as shares issuable pursuant to the exercise of options and warrants and conversions of preferred stock or debentures.

Equity Compensation Expense

We account for equity compensation expense in accordance with FASB ASC 718, "Compensation—Stock Compensation." Under the provisions of FASB ASC 718, equity compensation expense is estimated at the grant date based on the award's fair value and is recognized as expense over the requisite service period.

On July 7, 2017, our shareholders approved the 2016 Equity Incentive Plan, or the 2016 Plan. The 2016 Plan authorizes the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance units/shares. Up to 625,000 shares of common stock are authorized for issuance under the 2016 Plan. Shares issued under the 2016 Plan may be either authorized but unissued shares, treasury shares, or any combination thereof. Provisions in the 2016 Plan permit the reuse or reissuance by the 2016 Plan of shares of common stock for numerous reasons, including, but not limited to, shares of common stock underlying canceled, expired, or forfeited awards of stock-based compensation and stock appreciation rights paid out in the form of cash. Equity compensation expense will typically be awarded in consideration for the future performance of services to us. All recipients of awards under the 2016 Plan are required to enter into award agreements with us at the time of the award; awards under the 2016 Plan are expressly conditioned upon such agreements.

On December 30, 2020, we received shareholder approval to amend and restate the 2016 Equity Incentive Plan to increase the maximum number of shares of common stock authorized from issuance by 1,375,000, from 625,000 shares to 2,000,000.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation limit of $250,000 at times during the year.

Long-Lived Assets Including Acquired Intangible Assets

We assess long-lived assets for potential impairments at the end of each year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating long-lived assets for impairment, we measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If our long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We base the calculations of the estimated fair value of our long-lived assets on the income approach. For the income approach, we use an internally developed discounted cash flow model that includes, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations. We had no long-lived asset impairment charges for the years ended December 31, 2022 and 2021.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. This ASU is currently not expected to have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on our consolidated financial statements.

Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. We adopted ASU 2021-10 starting in 2022, which did not have a material impact on our consolidated financial statements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

Item 8. Financial STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required by this item are included in Part IV, Item 15 of this Annual Report on Form 10-K, beginning on page F-1, and are incorporated by reference herein.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

See disclosures set forth in Item 14 below regarding change of independent registered public accounting firm and such disclosures are incorporated herein by reference to this Item 9.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management conducted an evaluation of the effectiveness of our disclosure controls and procedures (as is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including the Principal Executive Officer and Principal Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective. Our management has concluded that the financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Our management recognizes that any control system, no matter how well designed and operated, is based upon certain judgments and assumptions and cannot provide absolute assurance that its objectives will be met. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. Similarly, an evaluation of controls cannot provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our internal control over financial reporting was not effective as a result of the material weakness described below. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm as we are not an accelerated filer, nor a large accelerated filer.

Remediation of Prior Year Material Weakness

The material weakness that was previously disclosed as of December 31, 2021 was remediated as of December 31, 2022. See Management's Report on Internal Control over Financial Reporting above. As disclosed in the quarterly reports on Form 10-Q for the first three quarters of 2022, the Company has implemented and executed the Company's remediation plans, and as of December 31, 2022, such remediation plans were successfully tested and the material weakness was deemed remediated.

Changes in Internal Control Over Financial Reporting

We previously disclosed material weaknesses in our internal control over financial reporting related to the matter discussed above.

We took actions to remediate the material weaknesses relating to our internal controls over financial reporting, as described below. The remedial activities we took included weekly meetings with the financial team to review any issues arising from accounts receivable, implementation of a new policy for the identification, authorization, approval, accounting for, and the disclosure of bad debt reserves. The new policy no longer primarily relies on management's view of customer relationships, rather it provides supporting controls around management's view collectability of receivables and better segregates the duties to support the identification, authorization, approval, accounting for, and the disclosure of bad debt reserves.

As a result of the remediation activities and controls in place as of December 31, 2022, described above, we have remediated the previously disclosed material weaknesses. However, completion of remediation does not provide assurance that our remediated controls will continue to operate properly or that our financial statements will be free from error. There may be undetected material weaknesses in our internal control over financial reporting, as a result of which we may not detect financial statement errors on a timely basis. Moreover, in the future we may implement new offerings and engage in business transactions, such as acquisitions, reorganizations or implementation of new information systems, that could require us to develop and implement new controls and could negatively affect our internal control over financial reporting and result in material weaknesses.

We continue to develop our internal controls, processes and reporting systems in an effort to maintain the effectiveness of our internal control over financial reporting, and we expect to incur ongoing costs in this effort. However, we may not be successful in developing and maintaining adequate internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results.

There were no additional changes in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our directors and executive officers and their ages and positions as of March 7, 2023 are presented below.

Name	Age	Position
Halden S. Shane	78	Chief Executive Officer and Chairman of the Board
Elissa J. Shane	43	Chief Operating Officer and Director
Nick Jennings	45	Chief Financial Officer
Walter C. Johnsen	72	Director
Kelly J. Anderson	55	Director
Lim Boh Soon	67	Director

Halden S. Shane: Dr. Shane has been our Chief Executive Officer and Chairman of the Board since October 15, 2007, when we commenced our current operations. Dr. Shane also served as President and CEO of Tiger Management International, a private management company that deals in business management of private and public companies. Dr. Shane resigned all positions and closed Tiger Management International in 2009. Dr. Shane was founder and CEO of Integrated Healthcare Alliance, Inc. and also founder and General Partner of Doctors Hospital West Covina, California. Prior thereto, Dr. Shane practiced Podiatric Surgery specializing in ankle arthroscopy. Dr. Shane received his Bachelor of Science degree from the University of Miami in 1969, his Bachelor of Medical Science degree from California College of Podiatric Medicine in 1971, and his Doctor of Podiatric Medicine Degree from the California College of Podiatric Medicine in 1973. He is Board Certified by the American Board of Podiatric Surgery, American Board of Orthopedics, and the American Board of Quality Assurance and Review. Dr. Shane's extensive expertise and business experience in the medical and finance industry, as well as his knowledge of our day-to-day operations and strategic initiatives provide our Board of Directors with valuable insights and in-depth understanding of our Company.

Elissa J. Shane: Ms. Shane has been our Chief Operating Officer since January 2018. On July 30, 2021, at the recommendation of the Nominating and Governance Committee, the Board appointed Ms. Elissa J. Shane to serve as a member of the Board. Previously, she served as our Chief Regulatory and Compliance Officer from September 2015 to December 2017 and as our Corporate Secretary in 2016. From January 2014 to September 2015, Ms. Shane served as a paralegal with Levi Lubarsky Feigenbaum & Weiss LLP, where she worked with the firm's managing partners and staff attorneys and directed all operational aspects of the litigation cycle from inception through appeal. From September 2009 to January 2014, she served as a paralegal with Olshan Frome Wolosky LLP, where she managed all regulatory and compliance issues, litigation procedures and advertising and promotional matters. Ms. Shane received a B.A. in Psychology and Communications with a minor in Economics from the University of Southern California in 2001.

Nick Jennings: Mr. Jennings has been our Chief Financial Officer since October 2014. From July 2014 until his employment by the Company, Mr. Jennings was self-employed and provided consulting, accounting and tax compliance services to private-owned companies. From November 2006 until June 2014, Mr. Jennings was a senior manager at Richardson Kontogouris Emerson LLP, where he worked with various public and private companies providing services in a variety of business areas including tax compliance, tax consulting, general accounting, and business assurance. He is a graduate of Loyola Marymount College with a degree in accounting and is a member of the American Institute of Certified Public Accountants.

Walter C. Johnsen: Mr. Johnsen has been one of our directors since January 29, 2016. Since January 1, 2007, Mr. Johnsen has served as Chairman of the Board and Chief Executive Officer of Acme United Corporation, a leading worldwide supplier of innovative branded cutting, measuring and safety products in the school, home, office, hardware & industrial markets. From November 30, 1995 to December 31, 2006, he held the titles of President and Chief Executive Officer at Acme United. Mr. Johnsen previously served as Vice Chairman and a principal of Marshall Products, Inc., a medical supply distributor. Mr. Johnsen holds a Bachelor of Science in Chemical Engineering and a Master of Science in Chemical Engineering from Cornell University, and a Master of Business Administration from Columbia University. The Board concluded that Mr. Johnsen's business and operations experience allows him to serve as one of our directors.

Kelly J. Anderson: Ms. Anderson has been one of our directors since January 29, 2016. Ms. Anderson is the Chief Executive Officer of CXO Executive Solutions, LLC, a provider of executive services. Between 2015 and July 2020, Ms. Anderson served a partner in C Suite Financial Partners, a financial consulting services company dedicated to serving private, public, private equity, entrepreneurial, family office and government-owned firms in all industries. Ms. Anderson is an inactive California CPA and a 1989 graduate of the College of Business and Economics at California State University, Fullerton. The Board concluded that Ms. Anderson's experience in finance qualifies her to serve as one of our directors.

Dr. Lim Boh Soon: Dr. Lim Boh Soon: Dr. Lim has served as a member of the Board since January 2018. Dr. Lim has more than 26 years of experience in the banking and finance industry. For more than the past five years, he has been a fellow of the Singapore Institute of Directors and is currently an independent non-executive director on the board of three publicly listed companies, with two on the Singapore Stock Exchange and one on the Bursa Malaysia Stock Exchange. Dr. Lim has served in various directorship roles throughout the past including with CSE Global Limited until April 2017, Across Asia Limited (Cayman Islands) until August 2017, and OUE Commercial REIT Management Private Limited until September 2019. In addition to his role with Tomi Environmental Solutions Inc., Dr. Lim holds current directorship positions with the following companies, Arise Asset Management Pte, Ltd., OUE Limited, Jumbo Group Limited, TPT Corporation (Cayman Islands), Asri Asset Management Pte. Ltd., EpicQuant Pte. Ltd. and Kairos Asia Outreach. Further, Dr. Lim has worked in various senior management positions for several regional and multi-national organizations, including UBS Capital Asia Pacific Limited, The NatSteel Group, Rothschild Ventures Asia Limited and The Singapore Technologies Group. Dr. Lim was also a member of the Regional Investment Committee for UBS AG in Asia. Dr. Lim graduated with a First-Class Honors in Mechanical Engineering from The University of Strathclyde in the United Kingdom (formerly The Royal College of Science & Technology) in 1981 and obtained his Doctor of Philosophy in Mechanical Engineering from The University of Strathclyde in the United Kingdom in 1985. We believe that Dr. Lim's experience as a director of public companies and in the finance industry qualifies him to serve on the Board.

Family Relationships

Ms. Elissa J. Shane, our Chief Operating Officer and Director, is the daughter of Dr. Halden Shane, our Chief Executive Officer and Chairman of the Board.

Board Composition

The Board currently consists of five directors divided into three classes, with each class holding office for a three-year term. Each director serves until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Our Board is responsible for the business and affairs of our Company and considers various matters that require its approval. Our executive officers are appointed by our Board and serve at its discretion. Each member of the Board attended at least 75% of the total meetings held by the Board.

Audit Committee

Our Audit Committee was established in June 2009 and currently is comprised of Ms. Anderson, Mr. Johnsen and Dr. Lim. Ms. Anderson serves as chairperson of the Audit Committee. The Board has determined that Ms. Anderson qualifies as an audit committee financial expert within the meaning of SEC regulations and meets Nasdaq's financial sophistication requirements. In making this determination, the Board has considered Ms. Anderson's extensive financial experience and business background.

The Audit Committee operates under a written charter, which is available at http://investor.tomimist.com/corporate‑governance/audit‑committee‑charter. The purpose of the Audit Committee is to assist the Board in monitoring the integrity of the annual, quarterly and other financial statements of the Company, the independent auditor's qualifications and independence, the performance of the Company's independent auditors and the compliance by the Company with legal and regulatory requirements. The Audit Committee also reviews and approves all related‑party transactions. Our Board has determined that Ms. Anderson is an "audit committee financial expert" as defined by the regulations promulgated by the SEC.

Code of Ethics

The Board adopted a Code of Ethics in 2008 that applies to, among other persons, Board members, officers (including our Chief Executive Officer), contractors, consultants and advisors. Our Code of Ethics, which is available at http://investor.tomimist.com/TOMZ/code_of_ethics/2139, sets forth written standards designed to deter wrongdoing and to promote:

1. honest and ethical conduct including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
2. full, fair, accurate, timely and understandable disclosure in reports and documents that we file with or submit to the SEC and in other public communications made by us;
3. compliance with applicable governmental laws, rules and regulations;
4. the prompt internal reporting of violations of the Code of Ethics to an appropriate person or persons identified in the Code of Ethics; and
5. accountability for adherence to the Code of Ethics.

Item 11. Executive Compensation

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by our named executive officers for the years ended December 31, 2022 and 2021, respectively:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option/ Warrant Awards ($) (1)	All Other Compensation ($)	Total ($)
Halden S. Shane	2022	550,000	-	-	178,281	9,000	737,281
Chairman and CEO (2)	2021	500,000	50,000(6)	-	-	314,500(3)	864,500
Elissa J. Shane (4)	2022	297,000	-	-	59,427	13,500(4)	372,413
COO	2021	270,000	30,000(6)	-	-	13,500(4)	313,510
Nick Jennings (5)	2022	192,500	-	-	41,340	-	233,840
CFO	2021	175,000	20,000(6)	-	-	-	195,000

(1)   The amounts shown in this column represent the aggregate grant date fair value of stock, option and/or warrant award, as applicable, granted during the year computed in accordance with FASB ASC Topic 718. See Note 2 of the notes to our audited consolidated financial statements contained in this Annual Report on Form 10-K for a discussion of valuation assumptions made in determining the grant date fair value of the awards.

(2)   During the year ended December 31, 2022, we issued an option to purchase 172,500 shares of common stock to our Chief Executive Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $178,281 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03. Please refer to Item 11 Employment Agreements for additional details of Dr. Shane's annual compensation.

(3)   On February 11, 2021, we agreed to amend (the "Warrant Amendment") the warrant to purchase 125,000 shares of common stock, par value $0.01 (the "Common Stock"), issued to Dr. Halden S. Shane on February 11, 2014 (the "Warrant"), to provide us with an option to repurchase the Warrant from Dr. Shane at a negotiated price. In connection with the Warrant Amendment, we repurchased the warrant from Dr. Shane (the "Repurchase") for an aggregate cash consideration of $314,500, representing a 15% discount of the net exercise cash value of the Warrant, which was calculated using the closing price of the Common Stock on the Nasdaq on February 11, 2021 of $5.36, less the exercise price of the warrants in the amount of $2.40. The Warrant Amendment and the Repurchase was considered, approved and adopted by a disinterested majority of Our board of directors. The $314,500 is included as other compensation.

(4)   During the year ended December 31, 2022, we issued an option to purchase 57,500 shares of common stock to our Chief Operating Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $59,427 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03. The other compensation in the amount of $13,500 represents an auto allowance pursuant to Ms. Shane's employment agreement. Please refer to Item 11 Employment Agreements for additional details of Ms. Shane's annual compensation.

(5)   During the year ended December 31, 2022, 2022 we issued an option to purchase 40,000 shares of common stock to our Chief Financial Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $41,340 and has a contractual term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03. Please refer to Item 11 Employment Agreement for additional details of Mr. Jennings' annual compensation.

(6)   In January 2022, the compensation committee approved cash bonuses to the COO and CFO which were paid in January 2022. The cash bonuses were accrued for as of December 31, 2021.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth certain information with respect to outstanding options and warrants to purchase common stock previously awarded to our named executive officers as of December 31, 2022.

Name	Number of Securities Underlying Unexercised Warrants / Options Exercisable[1] (#)	Number of Securities Underlying Unexercised Warrants / Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Warrants (#)		Exercise Price[1] ($)	Expiration Date
Halden S. Shane	156,250(2)	—	—	$	1.20	1/31/2025
	12,500(3)	—	—	$	4.00	4/24/2030
	375,000(4)	—	—	$	6.95	10/01/2030
	172,500(5)	—	—	$	1.12	1/1/2032
	437,500(6)	—	—	$	0.96	12/22/2032
	31,250(7)	—	—	$	0.64	11/19/2033
	125,000(8)	—	—	$	0.80	1/26/2034
Elissa J. Shane	12,500(9)	—	—	$	0.96	1/5/2023
	31,250(10)	—	—	$	0.88	1/03/2024
	12,500(11)	—	—	$	0.96	1/03/2025
	18,750(12)	—	—	$	0.80	1/15/2025
	6,250(13)	—	—	$	4.00	4/24/2030
	31,250(14)	—	—	$	7.06	10/1/2025
	57,500(15)	—	—	$	1.12	1/18/2032
Nick Jennings	6,250(16)	—	—	$	0.80	1/26/2023
	6,250(17)	—	—	$	4.00	4/24/2030
	40,000(18)	—	—	$	1.12	1/18/2032

(1)   Reflects the 1-for-8 reverse stock split of our Common Stock and Series A Preferred Stock effected on September 10, 2020.
(2)   Warrants vested on January 31, 2020 and have a term of five years.
(3)   Warrants April 24, 2020 and have a term of ten years.
(4)   Warrants vested on October 01, 2020 and have a term of ten years.
(5)   Options vested on January 18, 2022 and have a term of ten years.
(6)   Warrants vested on December 22, 2017 and were modified to expire on December 22, 2032.
(7)   Warrants vested on November 19, 2018 and were modified to expire on November 19, 2032.
(8)   Warrants vested on January 26, 2019 and where modified to expire on January 26, 2034.
(9)   Options pursuant to the 2016 Plan vested on January 5, 2018 and have a term of five years.
(10)   Options pursuant to the 2016 Plan vested on January 3, 2019 and have a term of five years.
(11)   Options pursuant to the 2016 Plan vested on January 3, 2020 and have a term of five years.
(12)   Options pursuant to the 2016 Plan vested on January 15, 2020 and have a term of five years.
(13)   Warrants vested on April 24, 2020 and have a term of ten years.
(14)   Options pursuant to the 2016 Plan vested on October 01, 2020 and have a term of five years.
(15)   Options vested on January 18, 2022 and have a term of ten years.
(15)   Options pursuant to the 2016 Plan vested on January 26, 2018 and have a term of five years.
(16)   Warrants vested on April 24, 2020 and have a term of ten years.
(17)   Options vested on January 18, 2022 and have a term of ten years.

Employment Agreements, Termination of Employment and Change-in-Control Arrangements

Except as described below, we currently have no employment agreements with any of our executive officers, nor any compensatory plans or arrangements resulting from the resignation, retirement or any other termination of any of our executive officers, from a change-in-control, or from a change in any executive officer's responsibilities following a change-in-control.

Employment Agreements

We have entered into employment agreements with each of the named executive officers and generally include the named executive officer's initial base salary and an indication of equity compensation opportunities.

Halden S. Shane

On September 22, 2020, we entered into a three year employment agreement with Dr. Shane, effective October 1, 2020. The agreement provides for a base annual salary of $500,000. The agreement also provides for a signing bonus of 375,000 warrants. Dr. Shane is also entitled to a cash performance bonus and an annual issuance of an option to purchase 31,250 shares of common stock from the 2016 Plan at the discretion of the Board. The agreement also provides that we will reimburse Dr. Shane for the expenses associated with the use of an automobile up to $750 a month. The term of the agreement is three years.

In the event Dr. Shane is terminated as CEO as a result of a change in control, Dr. Shane will be entitled to a lump sum payment of two years' salary at the time of such termination.

Elissa J. Shane

On October 1, 2020, we entered into an employment agreement with Elissa J. Shane, effective October 1, 2020. Pursuant to her employment agreement, Ms. Shane will receive an annual base salary of at least $270,000, subject to annual review and discretionary increase by the Compensation Committee of the Board. Ms. Shane is eligible to receive an annual cash bonus and other annual incentive compensation. The agreement originally provided for a grant of 93,750 warrants. Additionally, in connection with the execution of her employment agreement, on October 1, 2020, we issued Ms. Shane a warrant to purchase 93,750 shares of Common Stock at an exercise price of $6.17 per share. These provisions were subsequently amended to provide for the issuance to Ms. Shane of 31,250 options from the 2016 Equity Plan at the closing price of $7.06 on the date of grant in lieu of the warrant grant and the 93,750 warrants were cancelled. Ms. Shane acknowledged that the 31,250 options were in full consideration of the amount she was entitled to under the agreement. Her employment agreement also provides that we will reimburse Ms. Shane for reasonable and necessary business and entertainment expenses that she incurs in performing her duties. During the term of her employment, Ms. Shane will also be entitled to up to four weeks of paid vacation time annually, which will accrue up to six weeks, and to participate in our benefit plans and programs, including but not limited to all group health, life, disability and retirement plans. Ms. Shane is also entitled to the sum of $1,000 per month as a vehicle allowance. The initial term of her employment agreement is three years, which may be automatically extended for successive one-year terms, unless either party provides the other with 120 days' prior written notice of its intent to terminate the agreement.

In the event Ms. Shane is terminated as COO as a result of a change in control, Ms. Shane will be entitled to a lump sum payment of one and a half years' salary at the time of such termination.

Nick Jennings

On September 2, 2015, we entered into a new employment agreement with Mr. Jennings, which superseded his prior agreement, pursuant to which he continues to serve as our Chief Financial Officer. Mr. Jennings' annual salary is $132,000, which is reviewed annually. On January 26, 2016, we issued Mr. Jennings a five-year warrant to purchase up to 12,500 shares of common stock at an exercise price of $4.40 per share. The agreement also provided for the issuance of an additional five-year warrant to purchase 12,500 shares of common stock in 2016, however, this provision was modified to grant a salary increase in lieu of the options. In October 2020, Mr. Jennings' annual salary was increased to $175,000 per year. Mr. Jennings is also entitled to additional equity compensation based upon superior performance of his responsibilities, as determined by the Board in its sole discretion. The agreement also provides that we will reimburse Mr. Jennings for certain business and entertainment expenses. In the event of a change in control of the Company that results in his termination, Mr. Jennings will be entitled to a lump sum payment of one year's salary and all equity awards will be accelerated and fully vested. In the event his employment is terminated other than for cause, Mr. Jennings will receive an amount equal to his annual salary as of such termination date after the second employment anniversary.

Director Compensation

Each of our non-employee directors receives cash fees and stock as compensation for their service on the Board and the committees of the Board on which they are a member. The tables below set forth cash and stock compensation earned by each non-employee director during the fiscal year ended December 31, 2022.

Name	Fees earned or paid in cash ($)	Stock awards ($)	Option awards ($)	Other Compensation ($)	Total ($)
Walter Johnsen (1)	44,000	18,113	—	—	62,113
Kelly Anderson (2)	50,600	18,113	—	—	68,713
Lim Boh Soon (3)	44,000	18,113	—	—	62,113

(1) Mr. Johnsen was elected to the Board on January 29, 2016. The term of his agreement as director commenced on February 1, 2016 for up to two years and until a successor is elected, or resignation or removal. Mr. Johnsen was re-elected to the board for a 3-year term at our 2019 annual meeting. Our agreement with Mr. Johnsen provides for an annual fee in the amount of $44,000 paid on a quarterly basis and an annual grant of shares of common stock. In January 2022, we issued Mr. Johnsen 17,250 shares of common stock that were valued at $18,113.

(2) Ms. Anderson was elected to the Board on January 29, 2016 and serves as the chairperson of our Audit Committee. The term of her agreement as director commenced on February 1, 2016 for up to two years and until a successor is elected, or resignation or removal. Ms. Anderson was re-elected to the board for a 3-year term at our 2019 annual meeting. Our agreement with Ms. Anderson provides for an annual fee in the amount of $50,600 paid on a quarterly basis and an annual grant of shares of common stock. In January 2022, we issued Ms. Anderson 17,250 shares of common stock that were valued at $18,113.

(3) Mr. Lim was elected to the Board on January 29, 2018. The term of his agreement as director commenced on February 1, 2018 for up to three years unless re-elected or until a successor is elected, or resignation or removal. Mr. Lim was re-elected to the board for a 3-year term at our 2021 annual meeting. Our agreement with Mr. Lim provides for an annual fee in the amount of $44,000 paid on a quarterly basis and an annual grant of shares of common stock. In January 2022, we issued Mr. Lim 17,250 shares of common stock that were valued at $18,113.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

We currently maintain one compensation plan: the 2016 Plan. The 2016 Plan was approved by the Board on January 29, 2016 and received shareholder approval on July 7, 2017. The 2016 Plan authorized the issuance of 625,000 shares of common stock. On August 25, 2015, the Board terminated the 2008 Plan, which we had maintained previously and which our shareholders had approved. Accordingly, we will issue future awards under the 2016 Plan.

On December 30, 2020, we received shareholder approval to amend and restate the 2016 Equity Incentive Plan to increase the maximum number of shares of common stock authorized from issuance by 1,375,000, from 625,000 shares to 2,000,000.

The following table provides information as of December 31, 2022 with respect to compensation plans under which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights[1]	Number of securities remaining available for future issuance under equity compensation plans[1]
Equity compensation plans approved by security holders	413,000(2)	$ 1.65	1,277,250(4)
Equity compensation plans not approved by security holders	1,185,447(3)	$ 4.03	—
Total	1,598,447	$ 2.61	—

(1) Reflects the 1-for-8 reverse stock split of our Common Stock and Series A Preferred Stock effected on September 10, 2020.

(2) Prior to August 25, 2015, we granted awards under the 2008 Plan.

(3) Represents shares of common stock issuable upon the exercise of warrants issued to executive officers, employees and consultants in exchange for services rendered.

(4) On July 7, 2017, the 2016 Plan received shareholder approval, which permits the grant up to 625,000 shares of common stock. On December 30, 2020, we received shareholder approval to amend and restate the 2016 Plan to increase the maximum number of shares of common stock authorized from issuance by 1,375,000, from 625,000 shares to 2,000,000.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A preferred stock (together, "Voting Stock") as of March 7, 2023 for:

- each person (or group of affiliated persons) known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock or Series A preferred stock;
- each of our directors and nominees for election to the Board;
- each of the executive officers named in the summary compensation table; and
- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the following table have sole voting and investment power with respect to all shares of Voting Stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 16,811,513 shares of common stock and 63,750 shares of Series A preferred stock outstanding at March 7, 2023. In computing the number of shares of Voting Stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of Voting Stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or releasable or that will become exercisable or releasable within 60 days of March 7, 2023. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the address of each person or entity in the following table is c/o TOMI Environmental Solutions, Inc., 8430 Spires Way., Suite N, Frederick, MD 21701.

51

| Name of Beneficial Owner | Shares Beneficially Owned | | | | % of Total Voting Power[1] |
| | Common Stock | | Series A Preferred Stock | | |
	Shares	% of Class	Shares	% of Class	
5% Shareholders:					
Lau Sok Huy[2]	2,170,139	10.9%	—	—	10.8%
Named Executive Officers and Directors:					
Halden S. Shane[1][3]	4,133,523	19.0%	63,750	100.0%	19.2%
Elissa J. Shane[4]	475,164	2.2%	—	—	2.2%
Nick Jennings[5]	103,119	*	—	—	*
Walter Johnsen[6]	88,750	*	—	—	*
Kelly Anderson[7]	88,750	*	—	—	*
Lim Boh Soon[8]	143,774	*	—	—	*
Executive Officers and Directors as a Group [9]	5,039,330	23.2%	—	—	23.4%

* Denotes ownership of less than 1%.

(1) Percentage of total voting power represents voting power with respect to all shares of our Common Stock and Series A Preferred Stock, as a single class. The holders of Common Stock and Series A Preferred Stock are each entitled to one vote per share.

(2) Based on Form 3 filed with the SEC by Lau Sok Huy on January 24, 2018.

(3) Consists of: (i) 2,411,023 shares of Common Stock held of record by Dr. Shane; (ii) 187,500 shares of Common Stock held of record by the Shane Family Trust; (iii) 125,000 shares of Common Stock held of record by Belinha Shane; and (iv) 1,410,000 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Dr. Shane that are exercisable or will become exercisable within 60 days of March 7, 2023. Dr. Shane is a co-trustee of the Shane Family Trust and may be deemed to share voting and investment power over the securities held by the trust. Belinha Shane is Dr. Shane's wife. Dr. Shane disclaims ownership of such shares held by his wife, except to the extent of his pecuniary interest.

(4) Consists of: (i) 236,414 shares of Common Stock held of record by Ms. Shane; and (ii) 238,750 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Ms. Shane that are exercisable or will become exercisable within 60 days of March 7, 2023.

(5) Consists of: (i) 26,519 shares of Common Stock held of record by Mr. Jennings; and (ii) 77,500 shares of Common Stock issuable upon the exercise of warrants and options to purchase Common Stock held by Mr. Jennings that are exercisable or will become exercisable within 60 days of March 7, 2023.

(6) Consists of: (i) 88,750 shares of Common Stock held of record by Mr. Johnsen; and (ii) 3,125 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 7, 2023.

(7) Consists of: (i) 88,750 shares of Common Stock held of record by Ms. Anderson; and (ii) 3,125 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 7, 2023.

(8) Consists of 143,774 shares of Common Stock held of record by Dr. Lim.

(9) Consists of: (i) 3,306,830 shares of Common Stock; (ii) 1,150,000 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock; and (iii) 582,500 shares of Common Stock issuable upon exercise of stock options that are exercisable or will become exercisable within 60 days of March 7, 2023.

Changes in Control

We are unaware of any contract or other arrangement the operation of which may at a subsequent date result in a change in control of our Company.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons

None.

Independence of the Board

Based upon information submitted by Mr. Johnsen, Ms. Anderson, and Dr. Lim, the Board has determined that each of them is "independent" under Nasdaq corporate governance rules. Dr. Shane and Elissa Shane are not independent directors as they are employees of the Company. No director will be considered "independent" unless the Board affirmatively determines that the director has no direct or indirect material relationship with the Company.

Our Board has three separate standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee.

We have made each of our committee charters available on our website at http://investor.tomimist.com/.

Item 14. Principal AccountING Fees and Services

Accountant Fees

The following table presents the aggregate fees billed for audit and other services provided by our independent registered public accounting firm, Rosenberg Rich Baker Berman, P.A., during the 2022 and 2021 fiscal years:

	For the Fiscal Years Ended December 31,			
	2022		2021	
Audit Fees (1)	$	150,000	$	161,000
Audit-Related Fees (2)		—		—
Tax Fees (3)		—		—
All Other Fees (4)		—		—
Total	$	150,000	$	161,000

(1) Audit Fees- Audit fees represent the professional services rendered for the audit of our annual financial statements and the review of our financial statements included in quarterly reports, along with services normally provided by the accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees- Audit-related fees represent professional services rendered for assurance and related services by Rosenberg Rich Baker Berman, P.A. that were reasonably related to the performance of the audit or review of our financial statements that are not reported under audit fees.

(3) Tax Fees- Tax fees represent professional services rendered by the accounting firm for tax compliance, tax advice, and tax planning.

(4) All Other Fees- All other fees represent fees billed for products and services provided by Rosenberg Rich Baker Berman, P.A other than the services reported for the other categories.

Pre-Approval Policies and **Procedures of the Audit Committee**

Consistent with the rules and regulations promulgated by the Securities and Exchange Commission, the Audit Committee approves the engagement of our independent registered public accounting firm and is also required to pre-approve all audit and non-audit expenses. All of the services described above were approved by the Audit Committee in accordance with its procedure. We do not otherwise rely on pre-approval policies and procedures.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   Documents filed as part of this report:

(1)   Financial Statements. See Index to Financial Statements and Schedule on page F-1.

(2)   Schedules to Financial Statements. All financial statement schedules have been omitted because they are either inapplicable or the information required is provided in our consolidated financial statements and the related notes thereto, included in Part II, Item 8 of this Annual Report on Form 10-K.

(3)   The exhibits listed on the accompanying Exhibit Index are filed (or incorporated by reference herein) as part of this Annual Report on Form 10-K.

Item 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Form	File No.	Date	Exhibit	Filed Herewith
3.1	Articles of Restatement of the Registrant, effective October 6, 2009	S-1	333-162356	10/6/09	3.1	
3.2	Articles of Amendment of Articles of Incorporation of the Registrant, effective October 24, 2011	8-K	000-09908	11/07/11	3	
3.3	Articles of Amendment of Articles of Incorporation of the Registrant, effective September 10, 2020	8-K	000-09908	9/14/20	3.1	
3.4	Amended Bylaws of the Registrant, adopted effective November 2, 2007	10-Q	000-09908	5/16/16	3.2	
3.5	Amendment to Amended Bylaws of the Registrant, adopted effective January 29, 2016	8-K	000-09908	2/1/16	3.2	
4.1	Specimen certificate evidencing shares of common stock of the Registrant	S-3	333-249850	11/4/20	4.1	
4.2	Description of Registrants Securities					
4.3	Form of Warrant to Purchase Common Stock	10-Q	000-09908	05/17/21	4.1	
4.4	Form of Non-Qualified Stock Option Agreement	10-Q	000-09908	05/17/21	4.2	
4.5	Form of Common Stock Purchase Warrant	8-K	000-09908	09/26/21	4.1	
4.6	Form of Placement Agent Warrant	8-K	000-09908	09/26/21	4.2	
10.1+	Amended and Restated 2016 Equity Incentive Plan, as adopted by the Registrant's stockholders on December 30, 2020	DEF 14A	001-39574	12/2/20	Appendix A	
10.2+	Offer Letter, dated January 15, 2016, by and between the Registrant and Dr. Halden Shane	10-Q	000-09908	5/16/16	10.1	
10.4+	Offer Letter, dated September 2, 2015, by and between the Registrant and Nick Jennings	10-Q	000-09908	5/16/16	10.3	
10.6+	Form of Appointment to the Board of Directors as Independent Director of the Registrant	10-Q	000-09908	5/16/16	10.5	
10.7	Restated Manufacturing and Development Agreement, dated November 10, 2016, by and between the Registrant and RG Group	10-Q	000-09908	9/30/16	10.1	
10.8+	Employment Agreement, entered into as of January 5, 2018, by and between the Registrant and Elissa J. Shane, effective as of January 1, 2018	8-K	000-09908	1/8/18	10.1	
10.9+	Amendment to Executive Employment Agreement					
10.10	Form of Securities Purchase Agreement dated as of September 26, 2021, between the Registrant and the purchasers named therein	8-K	000-09908	09/26/21	10.1	
14.1	Code of Ethics	10-K	000-09908	3/31/09	14	
21.1	Subsidiaries of the Registrant					X
24.1	Power of Attorney (included in signature page)					X
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1#	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase					X
101.LAB	XBRL Taxonomy Extension Label Linkbase					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					X

+   Indicates a management contract or compensatory plan.

The information in Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act (including this report), unless the Registrant specifically incorporates the foregoing information into those documents by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: March 16, 2023   TOMI ENVIRONMENTAL SOLUTIONS, INC.


/s/   HALDEN S. SHANE
_____
Halden S Shane
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)


POWER OF ATTORNEY

The undersigned directors and officers of TOMI Environmental Solutions, Inc. constitute and appoint Halden S. Shane and Nick Jennings, or either of them, as their true and lawful attorney and agent with power of substitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorney and agent may deem necessary or advisable to enable said corporation to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereto; and we do hereby ratify and confirm all that said attorney and agent shall do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ HALDEN S. SHANE **Halden S. Shane**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 16, 2023
/s/ NICK JENNINGS **Nick Jennings**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2023
/s/ ELISSA J. SHANE **Elissa J. Shane**	Director	March 16, 2023
/s/ WALTER C. JOHNSEN **Walter C. Johnsen**	Director	March 16, 2023
/s/ KELLY J. ANDERSON **Kelly J. Anderson**	Director	March 16, 2023
/s/ LIM BOH SOON **Lim Boh Soon**	Director	March 16, 2023


56


TOMI ENVIRONMENTAL SOLUTIONS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING c

To the Board of Directors and
Stockholders of TOMI Environmental Solutions, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TOMI Environmental Solutions, Inc. (the Company) as of year ended December 31, 2022 and 2021, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022 and 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of year ended December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for doubtful accounts

As described further in Note 2 to the consolidated financial statements, the Company maintains an allowance for doubtful accounts against its accounts receivable balances based on the future estimated credit losses. As of December 31, 2022, the allowance for doubtful accounts was $1.7 million, or 38% of total accounts receivable. This estimate is determined based on internally developed qualitative and quantitative factors derived from the aging of receivables, the Company's past collection history with customers, and economic trends and conditions. We identified the estimates used to determine the allowance for doubtful accounts as a critical audit matter.

We have identified the evaluation of the Company's estimation of allowance for doubtful accounts as a critical audit matter. There is an established policy for determining overall allowance for doubtful accounts with specific judgement in place for certain account balances that require additional evaluation and assessment which are used in estimating losses related to customer receivables. There is also a high degree of subjectivity in management's assessment of the completeness and accuracy of the allowance for doubtful accounts, specifically the portion of the receivable expected to be collected, which requires a heightened level of auditor judgement in auditing the estimate.

Our audit procedures related to the allowance for doubtful accounts included:

- Testing the mathematical accuracy of management's allowance for doubtful accounts calculation as of December 31, 2022 by recalculating and independently applying the policy to each risk pool, as well as recalculating the aging of receivables based on underlying source documentation.
- Recomputing current and historical collection rates for customer receivable balances and comparing the historical loss rates against the current period estimated loss rates within the respective risk pools and performing a retrospective analysis of the subsequent collections on customer receivables with certain risk characteristics.
- Evaluating the reasonableness of management's qualitative adjustments against the allowance for doubtful accounts by obtaining corroborating evidence which supports the adjustments and assumptions made by management in determining the allowance.

Inventory – Valuation associated with excess and obsolete (E&O) inventory

As further described in Note 2 to the consolidated financial statements, inventory is stated at the lower of cost or net realizable value. At the balance sheet date, the Company evaluated inventories for excess quantities and obsolescence and included an inventory reserve against its inventory balances. As of December 31, 2022, the inventory reserve was approximately $.01 million, or 2% of total inventory. To estimate the amount of inventory that may be in excess or obsolete, the Company reviews inventory quantities on hand as well as historical and projected distribution levels. The Company's model assumes that inventory will be distributed on a first-in-first-out basis. Due to the nature of the inventory and the levels of inventory purchased in prior years, estimating the amount of inventory that is in excess or potentially obsolete involves significant judgments and estimates.

Given the significant judgments associated with evaluating the valuation of E&O inventory, auditing the reasonableness of management's estimates and assumptions involved especially subjective judgment and an increased extent of effort, therefore we identified the estimates used to determine the valuation of the E&O inventory as a critical audit matter.

Our audit procedures related to the Company's valuation of E&O inventory included the following:

- Evaluating the design and implementation of controls over the E&O inventory valuation.
- Evaluating management's future projections by comparing the historical sales.
- Obtaining the Company's E&O calculation and tested the mathematical accuracy.
- Assessing the reasonableness of the assumptions used in the E&O calculation by developing an independent expectation and comparing our independent expectation to the results of the Company's calculation.
- Inquiring of the Company's employees outside of the accounting department and evaluating other areas of the audit to identify business, product, or industry changes that may impact the inputs in the inventory valuation calculation.

/s/ Rosenberg Rich Baker Berman, P.A.

We have served as the Company's auditor since 2021.

Somerset, NJ

March 16, 2023

TOMI ENVIRONMENTAL SOLUTIONS, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2022		December 31, 2021
ASSETS				
Current Assets:				
Cash and Cash Equivalents	$	3,866,733	$	5,317,443
Accounts Receivable - net		2,772,340		1,964,776
Other Receivables		164,150		235,904
Inventories (Note 3)		4,495,999		4,743,280
Vendor Deposits (Note 4)		447,052		288,586
Prepaid Expenses		388,359		343,573
Total Current Assets		12,134,633		12,893,562
Property and Equipment – net (Note 5)		1,335,331		1,488,319
Other Assets:				
Intangible Assets – net (Note 6)		1,025,736		956,284
Operating Lease - Right of Use Asset (Note - 7)		528,996		583,271
Capitalized Software Development Costs - net (Note 8)		-		10,476
Other Assets		475,103		341,006
Total Other Assets		2,029,835		1,891,037
Total Assets	$	15,499,799	$	16,272,918
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,761,750	$	1,054,040
Accrued Expenses and Other Current Liabilities (Note 13)		728,703		664,608
Deferred Revenue		699,732		6,000
Current Portion of Long-Term Operating Lease		100,282		91,775
Total Current Liabilities		3,290,467		1,816,423
Long-Term Liabilities:				
Long-Term Operating Lease, Net of Current Portion (Note 7)		761,132		861,415
Total Long-Term Liabilities		761,132		861,415
Total Liabilities		4,051,599		2,677,838
Shareholders' Equity:				
Cumulative Convertible Series A Preferred Stock; par value $0.01 per share, 1,000,000 shares authorized; 63,750 shares issued and outstanding at December 31, 2022 and December 31, 2021		638		638
Cumulative Convertible Series B Preferred Stock; $1,000 stated value; 7.5% Cumulative dividend; 4,000 shares authorized; none issued and outstanding at December 31, 2022 and December 31, 2021		-		-
Common stock; par value $0.01 per share, 250,000,000 shares authorized; 19,763,955 and 19,680,955 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively.		197,640		196,810
Additional Paid-In Capital		57,673,559		56,941,209
Accumulated Deficit		(46,423,637)		(43,543,577)
Total Shareholders' Equity		11,448,200		13,595,080
Total Liabilities and Shareholders' Equity	$	15,499,799	$	16,272,918

The accompanying notes are an integral part of the consolidated financial statements.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		For The Years Ended December 31,		
		2022		**2021**
Sales, net	$	8,338,099	$	7,753,582
Cost of Sales		3,277,644		3,166,891
Gross Profit		5,060,455		4,586,691
Operating Expenses:				
Professional Fees		536,311		538,093
Depreciation and Amortization		329,164		294,665
Selling Expenses		1,867,013		1,674,466
Research and Development		352,238		572,700
Consulting Fees		215,180		326,614
General and Administrative		4,642,548		6,104,363
Total Operating Expenses		7,942,454		9,510,901
Income (loss) from Operations		(2,881,999)		(4,924,210)
Other Income (Expense):				
Gain Upon Debt Extinguishment		-		414,583
Interest Income		1,939		1,076
Interest Expense		-		(1,034)
Total Other Income (Expense)		1,939		414,625
Income (loss) before income taxes		(2,880,060)		(4,509,585)
Provision for Income Taxes (Note 16)		-		(74,086)
Net Income (loss)	$	(2,880,060)	$	(4,435,499)
Net income (loss) Per Common Share				
Basic	$	(0.15)	$	(0.25)
Diluted	$	(0.15)	$	(0.25)
Basic Weighted Average Common Shares Outstanding		19,743,544		17,538,994
Diluted Weighted Average Common Shares Outstanding		19,743,544		17,538,994

The accompanying notes are an integral part of the consolidated financial statements.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

| | Series A Preferred | | Common Stock | | Additional Paid | Accumulated | Total Shareholders' |
	Shares	Amount	Shares	Amount	in Capital	Deficit	Equity
Balance at January 1, 2021	63,750	$ 638	16,761,514	$ 167,616	$ 52,142,398	$ (39,108,078)	$ 13,202,574
							-
Equity Compensation					18,354		18,354
Common Stock Issued for Services Provided			50,000	500	227,500		228,000
Common Stock Issued in Private Placement			2,869,442	28,694	4,552,957		4,581,651
Net (Loss)						(4,435,499)	(4,435,499)
Balance at December 31, 2021	63,750	$ 638	19,680,956	$ 196,810	$ 56,941,209	$ (43,543,577)	$ 13,595,080
Equity Compensation					653,843		653,843
Common Stock Issued for Services Provided			51,750	518	53,820		54,338
Warrants and Options Exercised			31,250	312	24,687		25,000
Net (Loss)						(2,880,060)	(2,880,060)
Balance at December 31, 2022	63,750	$ 638	19,763,956	$ 197,640	$ 57,673,559	$ (46,423,637)	$ 11,448,200

The accompanying notes are an integral part of the consolidated financial statements.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2022	2021
Cash Flow From Operating Activities:		
Net Income (Loss)	$ (2,880,060)	$ (4,435,499)
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Provided by (Used) In Operating Activities:		
Depreciation and Amortization	329,164	294,665
Amortization of Right of Use Asset	157,315	157,315
Amortization of Software Costs	10,475	41,902
Equity Compensation Expense	653,843	18,354
Value of Equity Issued for Services	54,338	228,000
Reserve for Bad Debt	-	1,288,000
Inventory Reserve	95,000	-
Gain Upon Debt Extinguishment	-	(414,583)
Changes in Operating Assets and Liabilities:		
Decrease (Increase) in:		
Accounts Receivable	(807,564)	463,925
Inventory	152,281	(961,765)
Prepaid Expenses	(44,786)	77,732
Vendor Deposits	(158,466)	100,126
Other Receivables	71,754	(36,953)
Other Assets	(177,474)	(100,149)
Increase (Decrease) in:		
Accounts Payable	707,711	(447,429)
Accrued Expenses	64,095	166,644
Deferred Revenue	693,732	(112,880)
Lease Liability	(155,622)	(151,088)
Net Cash Provided (Used) in Operating Activities	(1,234,264)	(3,823,683)
Cash Flow From Investing Activities:		
Capitalized Patent and Trademark Costs	(40,570)	(126,697)
Purchase of Property and Equipment	(200,876)	(512,669)
Net Cash (Used) in Investing Activities	(241,446)	(639,366)

The accompanying notes are an integral part of the consolidated financial statements.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS – CONTINUED

	For the Years Ended December 31,	
	2022	2021
Cash Flow From Financing Activities:		
Proceeds from Issuance of Stock and Warrants	-	4,581,651
Proceeds from Exercise of Options and Warrants	25,000	-
Net Cash From Financing Activities:	25,000	4,581,651
Increase (Decrease) In Cash and Cash Equivalents	(1,450,710)	118,602
Cash and Cash Equivalents - Beginning	5,317,443	5,198,842
Cash and Cash Equivalents – Ending	$ 3,866,733	$ 5,317,443
Supplemental Cash Flow Information:		
Cash Paid (Refunded) for Income Taxes	$ (72,086)	$ 75,000
Non-Cash Investing and Financing Activities:		
Patent and trademark costs reclassified from Other Assets	$ 43,377	$ 118,078

The accompanying notes are an integral part of the consolidated financial statements.

TOMI ENVIRONMENTAL SOLUTIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS

TOMI Environmental Solutions, Inc., a Florida corporation ("TOMI", the "Company", "we", "our" and "us") is a global provider of disinfection and decontamination essentials through our premier Binary Ionization Technology® (BIT™) platform, under which we manufacture, license, service and sell our SteraMist® brand of products, including SteraMist® BIT™, a hydrogen peroxide-based mist and fog. Our solution and process are environmentally friendly as the only biproduct from our decontamination process is oxygen and water in the form of humidity. Our solution is organically listed in the United States and Canada it is sustainably a green product with no or very little carbon footprint. Our business is organized into five divisions: Healthcare, Life Sciences, TOMI Service Network, Food Safety and Commercial.

Invented under a defense grant in association with the Defense Advanced Research Projects Agency (DARPA) of the U.S. Department of Defense, BIT™ is registered with the U.S. Environmental Protection Agency (EPA) and uses a low percentage hydrogen peroxide as its only active ingredient to produce a fog composed mostly of a hydroxyl radical ($\cdot$OH ion), known as ionized Hydrogen Peroxide (iHP™). Represented by the SteraMist® brand of products, iHP™ produces a germ-killing aerosol that works like a visual non-caustic gas.

Our products are designed to service a broad spectrum of commercial structures, including, but not limited to, hospitals and medical facilities, bio-safety labs, pharmaceutical facilities, meat and produce processing facilities, universities and research facilities, vivarium labs, other service industries including cruise ships, office buildings, hotel and motel rooms, schools, restaurants, military barracks, police and fire departments, prisons, and athletic facilities. Our products are also used in single-family homes and multi-unit residences. Additionally, our products have been listed on the EPA's List N as products that help combat COVID-19 and are actively being used for this purpose.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of TOMI and its wholly owned subsidiary, TOMI Environmental Solutions, Inc., a Nevada corporation. All intercompany accounts and transactions have been eliminated in consolidation.

Reclassification of Accounts

Certain reclassifications have been made to prior-year comparative financial statements to conform to the current year presentation. These reclassifications had no material effect on previously reported results of operations or financial position.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the accompanying consolidated financial statements and the accompanying notes. Actual results could differ materially from these estimates. On an ongoing basis, we evaluate our estimates, including those related to accounts receivable, inventory, fair values of financial instruments, intangible assets, useful lives of intangible assets and property and equipment, fair values of stock-based awards, income taxes, and contingent liabilities, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of our assets and liabilities.

Fair Value Measurements

The authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or the most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact. The guidance describes a fair value hierarchy based on the levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value, which are the following:

Level 1:   Quoted prices in active markets for identical assets or liabilities.

Level 2:   Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:   Unobservable inputs that are supported by little or no market activity and that are significant to the value of the assets or liabilities.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated fair value because of the short maturity of these instruments.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, held at financial institutions and other liquid investments with original maturities of three months or less. At times, these deposits may be in excess of insured limits. At December 31, 2022 and December 31, 2021, there were no cash equivalents.

Accounts Receivable

Our accounts receivable are typically from credit worthy customers or, for certain international customers, are supported by pre-payments. For those customers to whom we extend credit, we perform periodic evaluations of their status and maintain allowances for potential credit losses as deemed necessary. We have a policy of reserving for doubtful accounts based on our best estimate of the amount of potential credit losses in existing accounts receivable. We periodically review our accounts receivable to determine whether an allowance is necessary based on an analysis of past due accounts and other factors that may indicate that the realization of an account may be in doubt. Account balances deemed to be uncollectible are charged to the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Bad debt expense for the years ended December 31, 2022 and 2021, was approximately $142,188 and $1,605,660, respectively. At December 31, 2022 and December 31, 2021, the allowance for doubtful accounts reserve was $1,678,000.

Inventories

Inventories are valued at the lower of cost or net realizable value using the first-in, first-out (FIFO) method. Inventories consist primarily of finished goods and raw materials.

We expense costs to maintain certification to cost of goods sold as incurred.

We review inventory on an ongoing basis, considering factors such as deterioration and obsolescence. We record an allowance for estimated losses when the facts and circumstances indicate that particular inventories may not be usable. Our reserve for obsolete inventory was $95,000 and $0 as of December 31, 2022 and December 31, 2021, respectively.

Property and Equipment

We account for property and equipment at cost less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation for equipment, furniture and fixtures and vehicles commences once placed in service for its intended use. Leasehold improvements are amortized using the straight-line method over the lives of the respective leases or service lives of the improvements, whichever is shorter.

Leases

We recognize a right-of-use ("ROU") asset and lease liability for all leases with terms of more than 12 months, in accordance with ASC 842. We utilize the short-term lease recognition exemption for all asset classes as part of our on-going accounting under ASC 842. This means, for those leases that qualify, we will not recognize ROU assets or lease liabilities. Recognition, measurement and presentation of expenses depends on classification as a finance or operating lease.

As a lessee, we utilize the reasonably certain threshold criteria in determining which options we will exercise. Furthermore, our lease payments are based on index rates with minimum annual increases. These represent fixed payments and are captured in the future minimum lease payments calculation. In determining the discount rate to use in calculating the present value of lease payments, we used our incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments.

We have also elected the practical expedient to not separate lease and non-lease components for all asset classes, meaning all consideration that is fixed, or in-substance fixed, will be captured as part of our lease components for balance sheet purposes. Furthermore, all variable payments included in lease agreements will be disclosed as variable lease expense when incurred. Generally, variable lease payments are based on usage and common area maintenance. These payments will be included as variable lease expense when recognized.

Capitalized Software Development Costs

In accordance with ASC 985-20 regarding the development of software to be sold, leased, or marketed, we expense such costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. The periodic expense for the amortization of capitalized software development costs will be included in cost of sales. Amortization expense for the years ended December 31, 2022 and 2021, was $10,475 and $41,900, respectively.

Accounts Payable

As of December 31, 2022, two vendors accounted for approximately 55% of accounts payable. As of December 31, 2021, two vendors accounted for approximately 53% of accounts payable.

For the year ended December 31, 2022, two vendors accounted for 67% of cost of sales. For the year ended December 31, 2021, two vendors accounted for 65% of cost of sales.

Accrued Warranties

Accrued warranties represent the estimated costs, if any, that will be incurred during the warranty period of our products. We estimate the expected costs to be incurred during the warranty period and record the expense to the consolidated statement of operations at the date of sale. Our manufacturers assume the warranty against product defects from date of sale, which we extend to our customers upon sale of the product. We assume responsibility for product reliability and results. As of December 31, 2022, and December 31, 2021, our warranty reserve was $68,000. (See Note 14).

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are, on a more likely than not basis, not expected to be realized in accordance with FASB ASC Topic 740, Income Taxes guidance for income taxes. Net deferred tax benefits have been fully reserved at December 31, 2022 and December 31, 2021. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Net Income (Loss) Per Share

Basic net income or (loss) per share is computed by dividing our net income or (loss) by the weighted average number of shares of common stock outstanding during the period presented. Diluted income or (loss) per share is based on the treasury stock method and includes the effect from potential issuance of shares of common stock, such as shares issuable pursuant to the exercise of options and warrants and conversions of preferred stock or debentures.

Potentially dilutive securities as of December 31, 2022 consisted of 2,792,335 shares of common stock issuable upon exercise of outstanding warrants, 413,000 shares of common stock issuable upon outstanding options and 63,750 shares of common stock issuable upon conversion of outstanding shares of Preferred A stock ("Convertible Series A Preferred Stock").

Potentially dilutive securities as of December 31, 2021 consisted of 3,381,021 shares of common stock issuable upon exercise of outstanding warrants, 143,000 shares of common stock issuable upon outstanding options and 63,750 shares of common stock issuable upon conversion of outstanding shares of Preferred A stock ("Convertible Series A Preferred Stock").

Diluted net income or (loss) per share is computed similarly to basic net income or (loss) per share except that the denominator is increased to include the number of additional shares of common stock that would have been outstanding if the potential shares of common stock had been issued and if such additional shares were dilutive. Options, warrants, and preferred stock 3.3 million and 3.6 million shares of common stock were outstanding at December 31, 2022 and 2021, respectively, but were excluded from the computation of diluted net loss per share at December 31, 2022 and 2021 due to the anti-dilutive effect on net loss per share.

| | For the Years Ended December 31, | |
	2022	2021
Net Income (Loss)	$ (2,880,060)	$ (4,435,499)
Net income (loss) attributable to common shareholders	$ (2,880,060)	$ (4,435,499)
Weighted average number of shares of common stock outstanding:		
Basic	19,743,544	17,538,994
Diluted	19,743,544	17,538,994
Net income (loss) attributable to common shareholders per share:		
Basic	$ (0.15)	$ (0.25)
Diluted	$ (0.15)	$ (0.25)

The following provides a reconciliation of the shares used in calculating the per share amounts for the periods presented:

| | For the Years Ended December 31, | |
	2022	2021
Numerator:		
Net Income (Loss)	$ (2,880,060)	$ (4,435,499)
Denominator:		
Basic weighted-average shares	19,743,544	17,538,994
Effect of dilutive securities		
Warrants	-	-
Options	-	-
Preferred Stock	-	-
Diluted Weighted Average Shares	19,743,544	17,538,994
Net Income (Loss) Per Common Share:		
Basic	$ (0.15)	$ (0.25)
Diluted	$ (0.15)	$ (0.25)

Note: Warrants, options and preferred stock for the years ended December 31, 2022 and 2021 are not included in the computation of diluted weighted average shares as such inclusion would be anti-dilutive.

Revenue Recognition

We recognize revenue in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We recognize revenue when we transfer promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. To determine revenue recognition for contracts with customers we perform the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) we satisfy the performance obligation(s). At contract inception, we assess the goods or services promised within each contract, assess whether each promised good or service is distinct and identify those that are performance obligations.

We must use judgment to determine: a) the number of performance obligations based on the determination under step (ii) above and whether those performance obligations are distinct from other performance obligations in the contract; b) the transaction price under step (iii) above; and c) the stand-alone selling price for each performance obligation identified in the contract for the allocation of transaction price in step (iv) above.

Title and risk of loss generally pass to our customers upon shipment. Our Customers include end users as well as dealers and distributors who market and sell our products. Our revenue is not contingent upon resale by the dealer or distributor, and we have no further obligations related to bringing about resale. Shipping and handling costs charged to customers are included in Product Revenues. The associated expenses are treated as fulfillment costs and are included in Cost of Revenues. Revenues are reported net of sales taxes collected from Customers.

Disaggregation of Revenue

The following table presents our revenues disaggregated by revenue source.

Product and Service Revenue

	For The Years Ended December 31,				Change	
	2022		2021			
SteraMist Product	$	6,864,000	$	6,179,000	$	685,000
Service and Training		1,474,000		1,575,000		(101,000)
Total	$	8,338,000	$	7,754,000	$	584,000

Revenue by Geographic Region

	For The Years Ended December 31,				Change	
	2022		2021		$	
United States	$	6,261,000	$	6,403,000	$	(142,000)
International		2,077,000		1,351,000		726,000
Total	$	8,338,000	$	7,754,000	$	584,000

Product revenue includes sales from our standard and customized equipment, solution and accessories sold with our equipment. Revenue is recognized upon transfer of control of promised products to customers in an amount that reflects the consideration we expect to receive in exchange for those products.

Service and training revenue include sales from our high-level decontamination and service engagements, validation of our equipment and technology and customer training. Service revenue is recognized as the agreed upon services are rendered to our customers in an amount that reflects the consideration we expect to receive in exchange for those services.

Costs to Obtain a Contract with a Customer

We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. We generally expense sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within selling expenses.

Contract Balances

As of December 31, 2022, and December 31, 2021 we did not have any unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Arrangements with Multiple Performance Obligations

Our contracts with customers may include multiple performance obligations. We enter into contracts that can include various combinations of products and services, which are primarily distinct and accounted for as separate performance obligations.

Significant Judgments

Our contracts with customers for products and services often dictate the terms and conditions of when the control of the promised products or services is transferred to the customer and the amount of consideration to be received in exchange for the products and services.

Equity Compensation Expense

We account for equity compensation expense in accordance with FASB ASC 718, "Compensation—Stock Compensation." Under the provisions of FASB ASC 718, equity compensation expense is estimated at the grant date based on the award's fair value.

The valuation methodology used to determine the fair value of options and warrants issued as compensation during the period is the Black-Scholes option-pricing model. The Black-Scholes model requires the use of a number of assumptions including volatility of the stock price, the average risk-free interest rate, and the weighted average expected life of the options. Risk–free interest rates are calculated based on continuously compounded risk–free rates for the appropriate term. The expected term of the Company's warrants has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" warrants. The dividend yield is assumed to be zero as the Company has never paid or declared any cash dividends on its Common Stock and does not intend to pay dividends on its Common Stock in the foreseeable future. The expected forfeiture rate is estimated based on management's best assessment.

On July 7, 2017, our shareholders approved the 2016 Equity Incentive Plan, or the 2016 Plan. The 2016 Plan authorizes the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and performance units/shares. Up to 2,000,000 shares of common stock are authorized for issuance under the 2016 Plan. Shares issued under the 2016 Plan may be either authorized but unissued shares, treasury shares, or any combination thereof. Provisions in the 2016 Plan permit the reuse or reissuance by the 2016 Plan of shares of common stock for numerous reasons, including, but not limited to, shares of common stock underlying canceled, expired, or forfeited awards of stock-based compensation and stock appreciation rights paid out in the form of cash. Equity compensation expense will typically be awarded in consideration for the future performance of services to us. All recipients of awards under the 2016 Plan are required to enter into award agreements with us at the time of the award, and awards under the 2016 Plan are expressly conditioned upon such agreements. For the year ended December 31, 2022 and 2021, we issued 51,750 and 50,000 shares of common stock, respectively, out of the 2016 Plan.

Concentrations of Credit Risk

Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents. We maintain cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation limit of $250,000 at times during the year.

Long-Lived Assets Including Acquired Intangible Assets

We assess long-lived assets for potential impairments at the end of each year, or during the year if an event or other circumstance indicates that we may not be able to recover the carrying amount of the asset. In evaluating long-lived assets for impairment, we measure recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If our long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. We base the calculations of the estimated fair value of our long-lived assets on the income approach. For the income approach, we use an internally developed discounted cash flow model that includes, among others, the following assumptions: projections of revenues and expenses and related cash flows based on assumed long-term growth rates and demand trends; expected future investments to grow new units; and estimated discount rates. We base these assumptions on our historical data and experience, industry projections, micro and macro general economic condition projections, and our expectations. We had no long-lived asset impairment charges for the years ended December 31, 2022 and 2021.

Advertising and Promotional Expenses

We expense advertising costs in the period in which they are incurred. Advertising and promotional expenses included in selling expenses for the years ended December 31, 2022 and 2021 were approximately $653,000 and $701,000, respectively.

Research and Development Expenses

We expense research and development expenses in the period in which they are incurred. For the years ended December 31, 2022 and 2021, research and development expenses were approximately $352,000 and $573,000, respectively.

Business Segments

We currently have one reportable business segment due to the fact that we derive our revenue primarily from one product. A breakdown of revenue is presented in "Revenue Recognition" in Note 2 above.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which we adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. This ASU is currently not expected to have a material impact on our consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Topic 805). This ASU requires an acquirer in a business combination to recognize and measure contract assets and contract liabilities (deferred revenue) from acquired contracts using the revenue recognition guidance in Topic 606. At the acquisition date, the acquirer applies the revenue model as if it had originated the acquired contracts. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU should be applied prospectively. Early adoption is also permitted, including adoption in an interim period. If early adopted, the amendments are applied retrospectively to all business combinations for which the acquisition date occurred during the fiscal year of adoption. This ASU is currently not expected to have a material impact on our consolidated financial statements.

Recently adopted accounting pronouncements

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. We adopted ASU 2021-10 starting in 2022, which did not have a material impact on our consolidated financial statements.

NOTE 3. INVENTORIES

Inventories consist of the following at:

	December 31, 2022		December 31, 2021
Finished goods	$	3,929,000	$ 4,293,080
Raw Materials		691,999	377,490
Inventory Reserve		(95,000)	-
	$	4,495,999	$ 4,743,280

NOTE 4. VENDOR DEPOSITS

On December 31, 2022 and December 31, 2021, we maintained vendor deposits of $447,052 and $288,586, respectively, for open purchase orders for inventory.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

	December 31, 2022		December 31, 2021
Furniture and fixtures	$	364,819	$ 357,236
Equipment		2,236,510	1,688,236
Vehicles		60,703	60,703
Computer and software		246,638	232,017
Leasehold improvements		393,381	386,120
Tenant Improvement Allowance		405,000	405,000
Capitalized Costs in Progress – Tooling and Molds		-	376,864
		3,707,051	3,506,176
Less: Accumulated depreciation		2,371,720	2,017,857
Less: Property and Equipment, net	$	1,335,331	$ 1,488,319

For the years ended December 31, 2022 and 2021, depreciation was $314,669 and $299,665, respectively. For the years ended December 31, 2022 and 2021, amortization of tenant improvement allowance was $39,194 and was recorded as lease expense and included within general and administrative expense on the consolidated statement of operations.

NOTE 6. INTANGIBLE ASSETS

Intangible assets consist of patents and trademarks related to our Binary Ionization Technology. We amortize the patents over the estimated remaining lives of the related patents. The trademarks have an indefinite life. Amortization expense was $14,495 and $11,406 for the years ended December 31, 2022 and 2021, respectively.

Definite life intangible assets consist of the following:

	December 31, 2022		December 31, 2021
Intellectual Property and Patents	$	3,108,063	$ 3,065,584
Less: Accumulated Amortization		2,882,892	2,868,397
Patents, net	$	225,171	$ 197,187

Indefinite life intangible assets consist of the following:

Trademarks		800,565	759,097
Total Intangible Assets, net	$	1,025,736	$ 956,284

Approximate future amortization is as follows:

Approximate future amortization is as follows:

Year Ended:		Amount
December 31, 2023		14,500
December 31, 2024		14,500
December 31, 2025		14,500
December 31, 2026		14,500
December 31, 2027		152,500
Thereafter		14,500
	$	197,000

NOTE 7. LEASES

In April 2018, we entered into a 10-year lease agreement for a new 9,000-square-foot facility that contains office, warehouse, lab and research and development space in Frederick, Maryland. The lease agreement commenced in December 2018 when the property was ready for occupancy. The agreement provided for annual rent of $143,460, an escalation clause that increases the rent 3% year over year, a landlord tenant improvement allowance of $405,000 and additional landlord work as discussed in the lease agreement. We took occupancy of the property on December 17, 2018 and the lease was amended in March 2019 to provide for a 4-month rent holiday and a commencement date of April 1, 2019. A 7% discount rate was determined using used our incremental borrowing rate based on the information available at adoption date in determining the present value of lease payments. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term.

The balances for our operating lease where we are the lessee are presented as follows within our consolidated balance sheet:

Operating leases:		December 31, 2022		December 31, 2021
Assets:				
Operating lease right-of-use asset	$	528,996	$	583,271
Liabilities:				
Current Portion of Long-Term Operating Lease	$	100,282	$	91,775
Long-Term Operating Lease, Net of Current Portion		761,132		861,415
	$	861,414	$	953,190

The components of lease expense are as follows within our consolidated statement of operations:

		For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
Operating lease expense	$	157,315	$	157,315

Other information related to leases where we are the lessee is as follows:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term:		
Operating leases	6.00 years	7.00 years
Discount rate:		
Operating leases	7.00%	7.00%

Supplemental cash flow information related to leases where we are the lessee is as follows:

	For the Year Ended December 31, 2022		For the Year Ended December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:	$ 155,621	$	151,088

As of December 31, 2022, the maturities of our operating lease liability are as follows:

Year Ended:	Operating Lease
December 31, 2023	160,290
December 31, 2024	165,098
December 31, 2025	170,051
December 31, 2026	175,153
December 31, 2027	180,407
Thereafter	219,571
Total minimum lease payments	1,070,571
Less: Interest	209,156
Present value of lease obligations	861,415
Less: Current portion	100,282
Long-term portion of lease obligations	$ 761,132

NOTE 8. CAPITALIZED SOFTWARE DEVELOPMENT COSTS

 In accordance with ASC 985-20 we capitalized certain software development costs associated with updating our continuing line of product offerings. Capitalized software development costs consist of the following at:

	December 31, 2022		December 31, 2021
Capitalized Software Development Costs	$ 125,704	$	125,704
Less: Accumulated Amortization	(125,704)		(115,229)
Capitalized Software Development Costs - net	$ -	$	10,475

Amortization expense for the years ended December 31, 2022 and 2021 was $10,475 and $41,900, respectively.

NOTE 9. CLOUD COMPUTING SERVICE CONTRACT

 In May 2020 we entered into a cloud computing service contract with a vendor. The contract provides for annual payments in the amount of $30,409 and has a term of 5 years. The annual contract payments are capitalized as a prepaid expense and amortized over a twelve-month period.

 We have incurred implementation costs of $66,857 in connection with the cloud computing service contract which have been capitalized in prepaid expenses and other assets as of December 31, 2022. In accordance with ASU No. 2018-15, such implementation costs are being amortized over the remaining contract terms beginning January 1, 2021, which was when the cloud-based service contract was placed in service. Amortization expense for the years ended December 31, 2022 and 2021 were $14,495 and $14,432, respectively.

NOTE 10. SHAREHOLDERS' EQUITY

 Our Board of Directors (the "Board") may, without further action by our shareholders, from time to time, direct the issuance of any authorized but unissued or unreserved shares of preferred stock in series and at the time of issuance, determine the rights, preferences and limitations of each series. The holders of such preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up by us before any payment is made to the holders of our common stock. Furthermore, the Board could issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of our common stock.

Convertible Series A Preferred Stock

Our authorized Convertible Series A Preferred Stock, $0.01 par value, consists of 1,000,000 shares. At December 31, 2022 and 2021, there were 63,750 shares issued and outstanding. The Convertible Series A Preferred Stock is convertible at the rate of one share of common stock for one share of Convertible Series A Preferred Stock.

Convertible Series B Preferred Stock

Our authorized Convertible Series B Preferred Stock, $1,000 stated value, 7.5% cumulative dividend, consists of 4,000 shares. At December 31, 2022 and 2021, there were no shares issued and outstanding, respectively. Each share of Convertible Series B Preferred Stock may be converted (at the holder's election) into two hundred shares of our common stock.

Common Stock

In January 2021, we issued 50,000 shares of common stock valued at approximately $228,000 to members of our Board (see Note 12).

In September 2021, we sold 2,869,442 shares of common stock through a registered direct offering and issued 1,434,721 warrants to purchase common stock in a concurrent private placement. We received net proceeds from the transaction of $4,581,651, after deducting the placement agent's fees and other estimated offering expenses. The Warrants have an exercise price of $1.68 per share, are exercisable immediately upon issuance and have a term of five years from the date of issuance. In addition, we issued 172,167 warrants to the placement agent which have a term of five years and an exercise price of $2.18 per share.

In January 2022, we issued 51,750 shares of common stock valued at approximately $54,000 to members of our Board pursuant to our equity plan (see Note 12).

Stock Options

In January 2022 we issued an option to purchase 172,500 shares of common stock to our Chief Executive Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $178,281 and has a contractual term of 10 years. We utilized the Black‑Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03.

In January 2022 we issued an option to purchase 57,500 shares of common stock to our Chief Operating Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $59,427 and has a contractual term of 10 years. We utilized the Black‑Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03.

In January 2022 we issued an option to purchase 40,000 shares of common stock to our Chief Financial Officer at an exercise price of $1.12 per share pursuant to an employment agreement. The option was valued at $41,340 and has a contractual term of 10 years. We utilized the Black‑Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 156%; expected dividend yield, 0%; risk free interest rate, 1.65%; and an expected life of 5 years. The grant date fair value of each share of common stock underlying the warrant was $1.03.

The following table summarizes stock options outstanding as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	143,000	$ 2.66	132,500	$ 2.72
Granted	270,000	1.12	10,500	1.93
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding, end of period	413,000	$ 1.65	143,000	$ 2.66

Options outstanding and exercisable by price range as of December 31, 2022 were as follows:

			AverageWeighted Remaining Contractual Life in	Exercisable Options		
	Outstanding Options					
Range		**Number**	**Years**	**Number**	**Weighted Average Exercise Price**	
$	0.80	27,500	2.20	27,500	$	0.80
$	0.88	31,250	1.01	31,250	$	0.88
$	0.96	25,000	1.02	25,000	$	0.96
$	1.12	270,000	9.06	270,000	$	1.12
$	1.93	10,500	4.06	10,500	$	1.93
$	2.16	5,000	2.00	5,000	$	2.16
$	4.40	12,500	3.05	12,500	$	4.40
$	7.06	31,250	2.75	31,250	$	7.06
		413,000	6.63	413,000	$	1.65

Stock Warrants

On February 11, 2021, we agreed to amend (the "Warrant Amendment") the warrant to purchase 125,000 shares of TOMI common stock, par value $0.01 (the "Common Stock"), issued by TOMI to Dr. Halden S. Shane, TOMI's Chief Executive Officer and a director on TOMI's board of directors, on February 11, 2014 (the "Warrant"), to provide TOMI an option to repurchase the Warrant from Dr. Shane at a negotiated price. In connection with the Warrant Amendment, TOMI repurchased the warrant from Dr. Shane (the "Repurchase") for an aggregate cash consideration of $314,500, representing a 15% discount of the net exercise cash value of the Warrant, which was calculated using the closing price of the Common Stock on the Nasdaq on February 11, 2021 of $5.36, less the exercise price of the warrants in the amount of $2.40. On the same date, the Warrant Amendment and the Repurchase was considered, approved and adopted by a disinterested majority of TOMI's board of directors. The $314,500 charge in connection with the warrant amendment has been included in General and Administrative expenses for the year ended December 31, 2021.

In September 2021, we issued 1,434,721 warrants in a private placement in connection with the sale common stock through a registered direct offering. The Warrants are exercisable at an exercise price of $1.68 per share, are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. In addition, we issued 172,167 warrants to the placement agent which have a term of five years and an exercise price of $2.18.

In November 2022, we modified the terms of Dr. Halden S. Shane's, TOMI's Chief Executive Officer and a director on TOMI's board of directors, outstanding warrants to purchase 593,750 shares of common stock. The terms of the warrants were increased by 10 years. Pursuant to ASC 718, the modified terms of the warrants resulted in approximately $356,000 in incremental equity compensation expense for the year ended December 31, 2022. We utilized the Black-Scholes method to fair value the warrants under the original and modified terms with the following range of assumptions: volatility, 83%-163%; expected dividend yield, 0%; risk free interest rate, 4.31%; and a life of 0.12 - 11.23 years, respectively. The grant date fair value range of each share of common stock underlying the warrant was $0.17 through $0.65.

The following table summarizes the outstanding common stock warrants as of December 31, 2022 and 2021:

	December 31, 2022		**December 31, 2021**	
	(Unaudited)	**Weighted Average Exercise Price**	**Number of Warrants**	**Weighted Average Exercise Price**
Outstanding, beginning of period	3,381,021	$ 2.22	2,049,133	$ 2.55
Granted	-	-	1,606,888	1.73
Exercised	(31,250)	(0.21)	-	-
Expired	(557,436)	(2.23)	(262,500)	(2.65)
Outstanding, end of period	2,792,335	$ 2.25	3,381,021	$ 2.22

Warrants outstanding and exercisable by price range as of December 31, 2022 were as follows:

	Outstanding Warrants		Average Weighted Remaining Contractual Life in Years	Exercisable Warrants		
Exercise Price		Number		Number		Weighted Average Exercise Price
$	0.64	31,250	10.89	31,250	$	0.64
$	0.80	125,000	11.08	125,000	$	0.80
$	0.96	442,708	9.98	442,708	$	0.96
$	1.12	6,250	1.30	6,250	$	1.12
$	1.20	175,000	1.88	175,000	$	1.20
$	1.68	1,434,721	3.75	1,434,721	$	1.68
$	2.18	172,167	3.75	172,167	$	2.18
$	4.00	28,750	7.32	28,750	$	4.00
$	6.95	375,000	7.75	375,000	$	6.95
$	8.40	1,489	0.63	1,489	$	8.40
		2,792,335	5.58	2,792,335	$	2.25

There were no unvested warrants outstanding as of December 31, 2022.

NOTE 11. COMMITMENTS AND CONTINGENCIES

Legal Contingencies

We may become a party to litigation in the normal course of business. In the opinion of management, there are no legal matters involving us that would have a material adverse effect upon our financial condition, results of operations or cash flows. In addition, from time to time, we may have to file claims against parties that infringe on our intellectual property.

Product Liability

As of December 31, 2022 and 2021, there were no claims against us for product liability.

COVID-19 Pandemic

The COVID-19 pandemic has temporarily increased the global demand for disinfection products and services that help prevent the spread and transmission of COVID-19 virus. The Company's products have been identified as an essential disinfectant and decontamination vendor by various agencies and countries, which have materially affected its business and results of operations. The Company experienced a substantial increase in demand for our products and services in 2020 due to the pandemic. Throughout 2021, the Company experienced a reduction of demand due to various factors, including the closure of our major customers' business operations due to the pandemic, which resulted in the suspension of many of its ongoing long-term projects. As the impact of the COVID-19 pandemic began to subside and economic activities gradually return to normal in 2022, customers reallocated their resources elsewhere and reduced their spending on disinfection products, which resulted in lower demand for our products. It is difficult to predict how COVID-19 pandemic will affect the Company's financial performance in early 2023, as the global economy gradually reopens, customers adjust and change their operations, and the Company implements new marketing and sales strategies in response.

NOTE 12. CONTRACTS AND AGREEMENTS

Director Compensation

In December 2017, we increased the annual fee to the members of our Board to $40,000, to be paid in cash on a quarterly basis, with the exception of the audit committee chairperson, whose annual fee we increased to $45,000, also to be paid in cash on a quarterly basis. Director compensation also includes the annual issuance of our common stock.

For the year ended December 31, 2021, we issued an aggregate of 50,000 shares of common stock that were valued at $48,000 to members of our Board.

For the year ended December 31, 2022, we issued an aggregate of 51,750 shares of common stock that were valued at approximately $54,000 to members of our Board.

Manufacturing Agreement

In June 2020 we entered into a manufacturing agreement with Planet Innovation Products, Pty Ltd ("PI"). The agreement does not provide for any minimum purchase commitments and is for a term of three years. The agreement also provides for a warranty against product defects.

Cloud Computing Service Contract

    Cloud Computing Service Contract

In May 2020 we entered into an agreement with a vendor for a cloud computing service contract. The contract provides for annual payments in the amount of $30,409 and has a term of 5 years. Approximate minimum future payments under the contract are as follows:

Year Ended:	Amount
December 31, 2023	30,000
December 31, 2024	30,000
December 31, 2025	-
Total	$ 60,000

NOTE 13. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following at:

	December 31, 2022	December 31, 2021
Commissions	$ 442,805	$ 228,665
Payroll and related costs	136,000	241,434
Director fees	34,650	31,250
Sales Tax Payable	(1,351)	19,411
Accrued warranty (Note 14)	68,000	68,000
Other accrued expenses	48,599	75,848
Total	$ 728,703	$ 664,608

NOTE 14. ACCRUED WARRANTY

Our manufacturers assume the warranty against product defects from date of sale, which we extend to our customers upon sale of the product. We assume responsibility for product reliability and results. The warranty is generally limited to a refund of the original purchase price of the product or a replacement part. We estimate warranty costs based on historical warranty claim experience.

The following table presents warranty reserve activities at:

	December 31, 2022		December 31, 2021	
Beginning accrued warranty costs	$	68,000	$	68,000
Provision for warranty expense		24,158		75,618
Settlement of warranty claims		(24,158)		(75,618)
Ending accrued warranty costs	$	68,000	$	68,000

NOTE 15. INCOME TAXES

The Company's income tax expense (benefit) consisted of:

	For the Year Ended			
	December 31, 2022		December 31, 2021	
Current:				
Federal	$	-	$	-
State		-		(74,000)
Foreign		-		-
		-		(74,000)
Deferred:				
Federal		-		-
State		-		-
Foreign		-		-
		-		-
Total	$	-	$	(74,000)

The Company's net income (loss) before income tax consisted of:

	For the Year Ended			
	December 31, 2022		December 31, 2021	
United States	$	(2,880,060)	$	(4,509,585)
Foreign		-		-
Total	$	(2,781,060)	$	(4,509,585)

Our income tax expense differed from the amounts computed by applying the United States statutory corporate income tax rate for the following reasons:

On December 22, 2017, the 2017 Tax Cuts and Jobs Act ("Tax Act") was enacted into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a federal corporate tax rate decrease from 35% to 21% for tax years beginning after December 31, 2017, the transition of U.S. international taxation from a worldwide tax system to a territorial system and a one-time transition tax on the mandatory deemed repatriation of foreign earnings. We are required to recognize the effect of the tax law changes in the period of enactment, such as re-measuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. The Tax Act did not give rise to any material impact on the consolidated balance sheets and consolidated statements of operations due to our historical loss position and the full valuation allowance on our net U.S. deferred tax assets.

The reconciliation of taxes at the federal and state statutory rate to our provision for income taxes for the years ended December 31, 2022 and 2021 was as follows:

	For the Year Ended			
	December 31, 2022		December 31, 2021	
Income (Loss) before income tax	$	(2,880,060)	$	(4,509,585)
US statutory corporate income tax rate		28.00%		28.00%
Income tax expense (benefit) computed at US statutory corporate income tax rate		(806,417)		(1,002,844)
Reconciling items:				
Change in valuation allowance on deferred tax assets		553,005		1,334,294
Provision to prior year tax return		36,032		(60,646)
Incentive stock options and warrants		183,076		5,139
Gain Upon Debt Extinguishment				(116,083)
Other		34,034		25,894
Income tax expense (benefit)	$	-	$	(74,086)

Components of our deferred income tax assets (liabilities) are as follows:

		December 31, 2022		December 31, 2021
Deferred tax assets:				
Reserve for Bad Debt	$	470,000	$	470,000
Inventory Reserve		27,000		-
Accrued Vacation		38,000		81,000
Warranty Reserve		19,000		19,000
Intangible Assets		257,000		404,000
Capitalized Research and Development		67,000		-
Operating lease right-of-use liabilities		241,000		267,000
Net operating losses		4,639,000		4,124,000
Valuation Allowance		(5,332,000)		(4,941,000)
Deferred Tax Assets		426,000		424,000
Deferred tax liabilities:				
Operating lease right-of-use assets		(217,000)		(277,000)
Property and Equipment		(209,000)		(147,000)
		(426,000)		(424,000)
Net Deferred Tax Assets and Liabilities	$	-	$	-

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC guidance for income taxes. As of December 31, 2022, we recorded a valuation allowance of $5,332,000 for the portion of the deferred tax assets that we do not expect to be realized. The valuation allowance on our net deferred taxes increased by $391,000 during the year ended December 31, 2022, primarily due to U.S. deferred tax assets incurred in the current year that cannot be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

For income tax purposes in the United States, we had available federal net operating loss carryforwards ("NOL") as of December 31, 2022 and 2021 of approximately $17,479,000 and $15,262,000 respectively to reduce future federal taxable income. For income tax purposes in the United States, we had available state NOL carryforwards as of December 31, 2022 and 2021 of approximately $13,835,000 and $12,386,000 respectively to reduce future state taxable income. If any of the NOL's generated prior to 2018 are not utilized, they will expire at various dates through 2037. NOL's generated after 2017 carry forward indefinitely. There may be certain limitations as to the future annual use of the NOLs due to certain changes in our ownership.

Federal and state laws can impose substantial restrictions on the utilization of net operating loss and tax credit carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. We did not perform 382 study to determine if ownership change occurred.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. As of December 31, 2022, and 2021, the management of the Company determined there were no reportable uncertain tax positions.

NOTE 16. CUSTOMER CONCENTRATION

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's accounts receivable.

As of December 31, 2022, one customers accounted for 14% of our gross accounts receivable.

As of December 31, 2021, three customers accounted for 42% of our gross accounts receivable.

For the years ended December 31, 2022 and 2021, we had no customers who represented 10% or more of revenue.

NOTE 17. SUBSEQUENT EVENTS

Pursuant to the agreement with our Board of Directors, in January 2023, we issued an aggregate of 60,000 shares of common stock valued at approximately $51,000 to independent directors of the Board. The agreements with our Board provide for the annual issuance of shares of our common stock.

In January 2023 we issued an option to purchase 100,000 shares of common stock to our Chief Executive Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $75,635 and has a term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Executive Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and a life of 10 years. The grant date fair value of each share of common stock underlying the warrant was $0.76.

In January 2023 we issued an option to purchase 50,000 shares of common stock to our Chief Operating Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $37,817 and has a term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Operating Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and a life of 10 years. The grant date fair value of each share of common stock underlying the warrant was $0.76.

In January 2023 we issued an option to purchase 25,000 shares of common stock to our Chief Financial Officer at an exercise price of $0.85 per share pursuant to an employment agreement. The option was valued at $18,909 and has a term of 10 years. We utilized the Black-Scholes model to fair value the warrant received by our Chief Financial Officer with the following assumptions: volatility, 139%; expected dividend yield, 0%; risk free interest rate, 3.59%; and a life of 10 years. The grant date fair value of each share of common stock underlying the warrant was $0.76.

EXHIBIT 21.1

Subsidiaries of TOMI Environmental Solutions, Inc.

TOMI Environmental Solutions, Inc., a Nevada corporation

EXHIBIT 31.1

CERTIFICATION PURSUANT TO
RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Halden S. Shane, certify that:

1. I have reviewed this Annual Report on Form 10-K of TOMI Environmental Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2023


/s/   HALDEN S. SHANE
_____

Halden S. Shane
Chief Executive Officer
(Principal Executive Officer)


EXHIBIT 31.2

CERTIFICATION PURSUANT TO
RULE 13a-14(a) OR RULE 15d-14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934

I, Nick Jennings, certify that:

1. I have reviewed this Annual Report on Form 10-K of TOMI Environmental Solutions, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 16, 2023

/s/ Nick Jennings
Nick Jennings
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT 32.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of Halden S. Shane, the Chief Executive Officer, and Nick Jennings, the Chief Financial Officer, of TOMI Environmental Solutions, Inc., hereby certifies in his capacity as an officer of TOMI Environmental Solutions, Inc., that, to his knowledge, the Annual Report of TOMI Environmental Solutions, Inc. on Form 10-K for the fiscal year ended December 31, 2022: (i) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) the information contained in such report fairly presents, in all material respects, the financial condition and results of operations of TOMI Environmental Solutions, Inc.

Date: March 16, 2023

By: */s/* HALDEN S. SHANE
       Halden S. Shane
       Chief Executive Officer
       (Principal Executive Officer)

Date: March 16, 2023

By: */s/* NICK JENNINGS
       Nick Jennings
       Chief Financial Officer
       (Principal Financial and Accounting Officer)